FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

(Amendment No. 1)

May 17th, 2006

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Relevent Fact

Explanatory Note

On May 16, Telefónica Móviles, S.A. filed the 6-K attaching the proposals to be submitted to the Ordinary Shareholders Meeting of the Company called for June 20 on first call and June 21 on second call. By mistake the 6-K indicated that the General Shareholders Meeting was called for May 20 and 21 respectively.

Therefore Telefónica Móviles, S.A. hereby amends page 1 of the attached 6-K filed yesterday, with regard to the date of the General Shareholders Meeting, that will be held on June 20, on first call and June 21 on second call.

RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

In Madrid, May 16, 2006

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public a Relevant Fact, we hereby inform you following Relevant Fact of May 12, 2006 and due to the announcement of calling for June 20, and 21 (in first and second calling respectively) the Company furnished hereby as an appendices the proposals of resolutions to be submitted to the General Shareholders meeting as well as the mandatory reports of the Board of Directors and independent experts.

Said resolutions, together with the additional required documentation, is at the disposal of the shareholders, debenture holders and holders of special rights other than shares as well as employee representatives, for exercising their right of information. The aforementioned documentation is accessible throughout the Company web site: (www.telefónicamoviles.es).

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro

Vice secretary of the Board of Directors and

General Counsel

TELEFÓNICA MÓVILES, S.A.

GENERAL ORDINARY SHAREHOLDERS MEETING

TELEFÓNICA MÓVILES, S.A.

Proposal of Resolutions

Madrid, May 12, 2006

I) Review and approval, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as of the Proposal for Allocation of the Results of “Telefónica Móviles, S.A.” and of the management of its Board of Directors, all pertaining to Fiscal Year 2005.

A)	Approve the Financial Statements (Balance Sheet, Profit-and-Loss Statement and Notes to the Financial Statement) and the Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Companies, pertaining to Fiscal Year 2005 (closed on December 31 of said year) drafted by the Board of Directors in its meeting held on February 27, 2006, as well as the corporate management carried out by the Board of Directors of “Telefónica Móviles, S.A.” during said Fiscal Year.

In the Individual Financial Statements, the Balance Sheet at December 31st, 2005 shows assets and liabilities for an amount of 18,071,768 thousand euros each of them and the Profit and Loss Statements at the end of the Fiscal year reflects a benefit of 783,938 thousand euros

In the Consolidated Financial Statements, the Balance Sheet at 31st, December 2005, shows assets and liabilities for an amount of 26,962,340 thousand euros each of them and Profit and Loss Statements at the end of the year reflects a benefit of 1,918,908 thousand euros

B)	Approve the following Proposal for Allocation of Results pertaining to Fiscal year 2005.

To allot all the profits earned by Telefónica Móviles, S.A. during fiscal year 2005, amounting to 783,938 euros, to payment of dividends.

II) Shareholder’s remuneration: dividend payment against profits for the Fiscal year 2005 and distributable reserves.

Approve the payment of a cash dividend, with a charge to profits for the Fiscal year 2005 and distributable reserves, for a fixed amount of 0.205 euros gross, to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment will be made on July 21th, 2006, through the entities participating in the securities and clearing institution “Iberclear”.

The withholdings required by applicable legislation to the gross amounts to be paid will be applied.

III.	Proposal relating to item III of the Agenda.

III.(i) Reelection of Mr. Antonio Pedro de Carvalho Viana Baptista

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Antonio Pedro de Carvalho Viana Baptista for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(ii) Reelection of Mr. Luis Lada Díaz

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Luis Lada Díaz for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(iii) Reelection of Mr. Maximino Carpio García

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Maximino Carpio García for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(iv) Reelection of Mr. Antonio Massanell Lavilla

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Antonio Massanell Lavilla for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(v) Reelection of Mr. Lars M. Berg

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Lars M. Berg for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(vi) Reelection of Mr. Alfonso Merry del Val Gracie

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Alfonso Merry del Val Gracie for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(vii) Reelection of Mr. Miguel Canalejo Larrainzar

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Miguel Canalejo Larrainzar for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III.(viii) Reelection of Mr. Victor Goyenechea Fuentes

Approve the reelection as member of the Board of Directors of Telefónica Móviles S.A., of Mr. Victor Goyenechea Fuentes for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

III (ix) ratification and reelection of Mr. Enrique Corominas Vila

Ratify the appointment of Mr. Enrique Corominas Vila, appointed during 2005 by the cooptation procedure by the Board of Directors in accordance with provision 138 of the Spanish Corporation Act, as Board Member for a new term of five years to be counted as from the date of celebration of this General Shareholders Meeting.

IV) Authorization for the acquisition of its own shares, directly or through Group Companies.

A)	Authorize, pursuant to Articles 75 and following and additional disposition first, second paragraph of the Spanish Corporations Act, the derivative acquisition, at any time and as many times and deemed advisable, by Telefónica Móviles, S.A.-either directly, or through any of the affiliated corporations of which it is the controlling corporation, of its own shares, completed paid in, through purchase-sale agreements or under any other legal onerous form.

The minimum price or consideration for acquisition shall be equivalent to the par value of its own shares that are being acquired, and the maximum price or consideration shall be equivalent to the quoted value of the own shares acquired on an official secondary market at the time of acquisition

Said authorization shall be granted for a period of 18 months reckoned as of the date that the present Meeting is held, and it is expressly subject to the restriction that the par value of the own shares acquired in the exercise of this authorization, together with the par value of those already possessed by “Telefónica Móviles, S.A.” and any of the affiliated corporations controlled by it, may not at any time exceed 5% of its capital stock at the time of acquisition. Furthermore, the restrictions stipulated for share buybacks by the regulatory authorities of the markets where “Telefónica Móviles, S.A.” shares are traded must be observed.

It is expressly stated for the record that the authorization granted to acquire own shares may be used in full or in part for the acquisition of shares of “Telefónica Móviles, S.A.”, which the latter must deliver or transfer to directors or to employees of the company or of corporations within the Group, directly or as a result of the exercise of stock options by the latter, all within the framework of compensation systems benchmarked to the quoted value of the Company’s shares as duly approved.

B)	Empower the Board of Directors to exercise in the widest terms the authorization that is the subject of this resolution and to carry out the rest of the provisions contained herein, with said powers being delegable by the Board of Directors to the Delegate Committee, the Executive Chairman of the Board of Directors or on any other person that the Board of Directors expressly empowers for this purpose.

C)	Void, to the extent that it has not been executed, the aurhorisation granted in this regard by the Ordinary General Shareholders Meeting of the corporation held on May 6, 2005, regarding Item V of the Agenda thereof.

V) Extraordinary shareholders remuneration; dividend payment against distributable reserves as well as an interim dividend against the results obtained during 2006.

A)	Approve the payment of a cash dividend against the issue premium reserve and other distributable reserves, for a fixed amount of 0.085 euros gross, (of which 0.08 euros gross corresponds to distributable reserves and 0.005 euros gross to the issue premium reserve) to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment will be made on July 21th, 2006, through the entities participating in the securities and clearing institution “Iberclear”.

The withholdings required by applicable legislation to the gross amounts to be paid will be applied.

B)	Approve the payment of an interim dividend against the results obtained during 2006 up to March 28, for a fixed amount of 0.35 euros gross to each of the Company’s current issued and outstanding shares, with a right to collect said dividend. To place of record that the Board of Directors of the Company, in its meeting held on March 29, 2006, drafted the corresponding accounts statement that shows the existence of enough results to make the proposed distribution. The referred accounts statement will be annexed to the Minutes of the General Shareholders Meeting.

Payment will be made on July 21th, 2006, through the entities participating in the securities and clearing institution “Iberclear”.

The withholdings required by applicable legislation to the gross amounts to be paid will be applied.

C)	To subject the payments of the dividends mentioned under sections A) and B) to the approval of the merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A in the terms of the Merger Project approved by the Board of Directors of both companies in their respective meeting held on March 29, 2006, by the General Shareholders Meeting of both companies.

VI.	Examination and approval, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as Merger Balance Sheet, of Telefónica Móviles, S.A.’s Balance Sheet closed on December 31st, 2005;. Approval of the merger between Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former, with the extinction of Telefónica Móviles, S.A. and the en bloc transfer of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange shall be satisfied through the delivery, of treasury shares of Telefónica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

A.	Examination and approval, of the Plan of Merger of Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former.

To approve in its entirety the Plan of Merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A., drawn up and signed by the Directors of both companies upon the terms set forth in the Merger Plan itself, and approved by their respective Boards of Directors at meetings of both held on March 29, 2006. The Merger Plan was deposited with the Commercial Registry of Madrid on April 3, 2006, with the corresponding marginal notations therein, and publication of such deposit was made in the Official Gazette of the Commercial Registry on April 17, 2006.

The text of the Merger Plan approved by this resolution is included as an exhibit to the Minutes of the General Meeting.

B.	Examination and approval, as the Merger Balance Sheet, of Telefónica Móviles, S.A.’s Balance Sheet as of December 31, 2005.

To approve, as the Merger Balance Sheet of Telefónica Móviles, S.A., of the Balance Sheet as of December 31, 2005 drawn up by the Board of Directors of Telefónica, S.A. at its meeting of February 27, 2006, duly verified by Ernst & Young, S.L., the Auditor of Telefónica Móviles, S.A., and approved by the shareholders at this General Meeting under item I of the Agenda.

The text of the Merger Balance Sheet and the corresponding verification of the Company’s Auditor is included as an exhibit to the Minutes of the General Meeting.

C.

Examination and approval, of the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets and liabilities to

Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law [Texto Refundido de la Ley del Impuesto de Sociedades].

I.	Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A.

To approve the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter company by the former, with the dissolution without liquidation of Telefónica Móviles, S.A. and the en bloc transfer of all of its property, including all of the items that make up its assets and liabilities, to Telefónica, S.A., which, through a general devise, will acquire all of the rights and obligations of Telefónica Móviles, S.A.

Pursuant to the provisions of the Merger Plan, in order to carry out the exchange under the merger, Telefónica, S.A. will deliver to the shareholders of Telefónica Móviles, S.A. the appropriate number of shares of Telefónica, S.A. resulting from the exchange ratio established in the Merger Plan.

The exchange shall not be effected in respect of the shares of Telefónica Móviles, S.A. held by such company, by Telefónica, S.A. or by any person acting in such person’s own name but on behalf of Telefónica Móviles, S.A. or Telefónica, S.A., because they are affected by the provisions of Section 249 of the Spanish Corporations Law in accordance with the resolution to be adopted below.

Given that, taking into account the current terms and conditions of the Stock Option Plan of Telefónica Móviles, S.A. (MOS Plan) and the liquidation transactions carried out to date regarding said plan, the number of Telefónica Móviles, S.A. shares to remain in treasury as of the date of registration of the merger will amount to a minimum of 19,009,513 shares, and that therefore, the number of Telefónica Móviles, S.A. shares that will participate in the exchange will not exceed 305,640,634 shares, the number of shares of Telefónica, S.A. required to satisfy the exchange will amount to a maximum of 244,512,507 shares. Considering that Telefónica, S.A. owns a total number of treasury shares that exceeds such maximum, the merger exchange may be carried out entirely with treasury shares of Telefónica, S.A., without the need for a capital increase. As from the date of the merger resolution of Telefónica, S.A., Telefónica, S.A. will freeze 244,512,507 treasury shares, provided that, once the definitive number (within the above-mentioned maximum) of shares of Telefónica, S.A. needed to satisfy the exchange is determined, only this final number of shares is frozen.

The exchange of shares of Telefónica Móviles, S.A. will be carried pursuant to the procedure and the exchange ratio described in the Merger Plan.

Shares from the treasury of Telefónica, S.A. used to satisfy the exchange shall be shares of the same class and series as the other shares of Telefónica, S.A. that are currently outstanding, and shall give their holders, as from delivery thereof, the right to participate in corporate earnings beginning on January 1, 2006, upon the same terms as the other outstanding shares.

The Board of Directors is empowered, with the authorization to so delegate to the Executive Chairman or the Secretary Director or Vice-Secretary non Director, to set the conditions for the delivery of the shares to the extent not provided by the shareholders at the General Meeting, including the further development of the procedure for the exchange of shares.

In compliance with Section 228 of the Regulations of the Commercial Registry, and as an integral part of the content of this merger resolution, the following details are stated:

1. Identification of the Entities Participating in the Merger.

1.1	Telefónica, S.A. (Acquiring Company).

Telefónica, S.A.: domiciled in Madrid, calle Gran Vía 28, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. Alejandro Roselló Pastor on April 19, 1924 under number 141 of his book of notarial records. Telefónica, S.A. adapted its by-laws to the Business Corporations Law currently in force under a notarial instrument executed before the Madrid Notary Mr. Miguel Mestanza Fraguero on July 10, 1990.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Volume 12534, Folio 21, Section 8, Page M-6164.

The Tax ID Code of Telefónica, S.A. is A-28015865.

1.2	Telefónica Móviles, S.A. (Acquired Company).

Telefónica Móviles, S.A.: domiciled in Madrid, calle Goya 24, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. José Antonio

Escartín on February 14, 2000 under number 582 of his book of notarial records.

Telefónica Móviles, S.A. is registered with the Commercial Registry of Madrid in Volume 14837, Folio 155, Section 8, Page M-246786.

The Tax ID Code of Telefónica Móviles, S.A. is A-82573759.

2. Bylaw Amendments.

No amendments will be made to the by-laws of Telefónica, S.A as a result of the merger.

3. Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the assets of Telefónica, S.A. and Telefónica Móviles, S.A., will be as follows, without any additional cash compensation:

Four (4) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every five (5) shares of Telefónica Móviles, S.A., each having a par value of fifty (€0.50) Euro cents.

In determining the exchange ratio, account has been taken of the dividends that both companies plan to distribute and to which reference is made in section 8 of the Merger Plan and in section 5 below.

4. Share Exchange Procedure.

The procedure for exchanging the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be as follows:

(a)	Once the merger is approved by the shareholders acting at the General Shareholders’ Meetings of both companies, the equivalent documents mentioned in Sections 26.1 d), 41.1 c) and related provisions of Royal Decree 1310/2005 of November 4 are filed with the National Securities Market Commission [Comisión Nacional del Mercado de Valores] (hereinafter, the “CNMV”) and the merger deed is registered with the Commercial Registry of Madrid, the exchange of shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will proceed.

(b)

The exchange will commence on the date specified in the notices to be published in one of the most widely circulated newspapers in Madrid, in the Listing Bulletins of the Spanish Stock Exchanges and, if applicable, in the Official Bulletin of the Commercial Registry. For such purpose, a financial institution will be appointed to act as Agent and will be named in the above-mentioned notices.

(c)	The exchange of the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992 of February 14 and applying such provisions of Section 59 of the Business Corporations Law as may be applicable.

(d)	Shareholders holding shares that represent a fraction of the number of shares of Telefónica Móviles, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may implement mechanisms designed to make such exchange easier for shareholders of Telefónica Móviles, S.A. who hold a number of shares that it is not a multiple of (5). The basis of this mechanism are set up in Section III below including the appointment of an Odd-Lot Agent.

(e)	As a result of the merger, the shares of Telefónica Móviles, S.A. will be terminated.

As of the date of the Merger Plan, Telefónica, S.A. owned, directly and indirectly, four billion, three million, nine hundred thousand, seven hundred and forty-nine (4,003,900,749) shares of Telefónica Móviles, S.A., representing 92.457% of its share capital. Between the date of the Merger Plan and the date of this resolution, Telefónica, S.A. has acquired, as provided in the Merger Plan, the shares of Telefónica Móviles, S.A. theretofore held by Telefónica Internacional, S.A. Unipersonal, as well as an additional two million (2,000,000) shares of Telefónica Móviles, S.A. As a result of such acquisitions, Telefónica, S.A. now directly owns four billion, five million, nine hundred thousand, seven hundred and forty-nine (4,005,900,749) shares of Telefónica Móviles, S.A., representing 92.50% of its share capital.

As provided in Section 249 of the Spanish Corporations Law and pursuant to the regulations governing treasury shares, all such shares of Telefónica Móviles, S.A. held by Telefónica, S.A. will not be exchanged for Telefónica, S.A. shares.

In addition, it is stated for the record that as of the date of the Merger Plan, Telefónica Móviles, S.A. owned one thousand five hundred and ninety-nine (1,599) treasury shares. In addition, in connection with the coverage of the stock option plan of Telefónica Móviles, S.A. (the MOS Plan), the latter had as of said date a call option on twenty million, nine hundred and fifty-seven thousand, seven hundred and eighty-four (20,957,784) shares of Telefónica Móviles, S.A. owned by Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., subscribed for by those entities on the terms of the summary prospectus verified by the National Securities Market Commission on September 28, 2001. The MOS Plan expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger, notwithstanding which Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity liable for any pending obligation derived from such liquidation. Telefónica Móviles will acquire the mentioned 20,957,784 own shares and will use part to liquidate the MOS plan.

The shares that will finally be held by Telefónica Móviles, S.A. in treasury, as provided for the in the paragraph above, (a maximum of 20,959,383 shares, and a minimum of 19,009,513) will not participate in the exchange, as provided in Section 249 of the Spanish Corporations Law and related provisions.

5. Date as from which the New Shares Delivered in Exchange Carry the Right to Participate in the Profits of the Company and Specific Characteristics of Such Right.

January 1, 2006 is set as the date as from which the shares delivered in exchange will entitle the holders thereof to participate in the earnings of Telefónica, S.A. For this reason, the existing shares of Telefónica, S.A. of the same class and series as the other shares of Telefónica, S.A. currently outstanding used to effect the exchange will entitle the holders thereof, as from the date of delivery, to participate in the earnings of the company posted as from January 1, 2006, on the same terms as the other outstanding shares.

In distributions made after the merger instrument is registered with the Commercial Registry, all the shares of Telefónica, S.A., including those delivered in order to carry out the exchange, will participate with the same rights in proportion to the par value of each share.

It is stated for the record that, in accordance with the provisions of the Merger Plan, Telefónica, S.A. has made or, as the case may be, plans to make the following dividend distributions:

(i)	Payment of a gross interim dividend of 0.25 Euro per share, based on the profits of the fiscal year ended December 31, 2005, which was paid on May 12, 2006. This dividend was approved by the Board of Directors at its meeting of February 28, 2006 and announced to the market the same day. Such dividend does not benefit shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. This has therefore been taken into account for the formulation of the exchange ratio.

(ii)	As was announced to the market on February 28, 2006, the Board of Directors of Telefónica, S.A. intends to distribute, during fiscal year 2006, an additional gross dividend of 0.25 Euro per share, to which end the required corporate resolutions will be adopted. In any event, such dividend will be paid after the merger is registered with the Commercial Registry of Madrid. Unlike the dividend mentioned in paragraph (i) above, this dividend will benefit both Telefónica, S.A. shareholders and the shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. Accordingly, it was not taken into account for the calculation of the exchange ratio.

For its part, in accordance with the provisions of the Merger Plan, Telefónica Móviles, S.A. plans to make the following dividend distributions:

(i)	Previously-announced dividend:

Payment of a gross dividend of 0.205 Euro per share of Telefónica Móviles, S.A. to be charged to benefits for fiscal year 2005 and to distributable reserves. The proposal for such distribution was approved by the Board of Directors of Telefónica Móviles, S.A. at its meeting of February 27, 2006 and was announced to the market the following day. The effectiveness of the distribution is subject to approval thereof by the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. It is expected that this dividend will be paid on July 21, 2006 and, in any event, prior to the registration of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. with the Commercial Registry, for which reason, since it will only benefit the shareholders of Telefónica Móviles, S.A., it was taken into account in formulating the exchange ratio.

(ii)

Dividends proposed by the Board of Directors of Telefónica Móviles, S.A. for approval by the shareholders acting at the General Shareholders’ Meeting, within the framework of the negotiation between Telefónica, S.A. and Telefónica Móviles,

S.A. and whose effectiveness is contingent upon the approval of the merger by the shareholders acting at the General Shareholders’ Meetings of both companies:

•	Payment of a gross dividend of 0.085 Euro per share of Telefónica Móviles, S.A. to be charged to the issue premium reserve and other distributable reserves.

•	Payment of a gross interim dividend of 0.35 Euro per share of Telefónica Móviles, S.A. to be charged to the profits posted between January 1 and March 28, 2006.

As previously stated, the two proposals mentioned above are contingent upon approval of the planned merger by the shareholders acting at the General Shareholders’ Meeting of both companies. If these proposals are approved by the shareholders at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. and if the condition described above is met, payment of the dividends to which the proposals refer (in the aggregate gross amount of 0.435 Euro per Telefónica Móviles, S.A. share) will be made on July 21, 2006. Accordingly, this distribution will only benefit the shareholders of Telefónica Móviles, S.A. and it has therefore been taken into account in formulating the exchange ratio.

6. Date of Accounting Effects of the Merger.

January 1, 2006 is set as the date as from which all transactions of Telefónica Móviles, S.A. will, for accounting purposes, be deemed to have been made on behalf of Telefónica, S.A.

7. Special Rights.

There are no special shares or special rights in Telefónica Móviles, S.A. other than the shares. However, it is noted for the record that, the stock option plan of Telefónica Móviles, S.A. (the MOS Plan) expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger. Notwithstanding the foregoing, Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity responsible for any possible pending liability stemming from the above-mentioned liquidation.

The shares of Telefónica, S.A. that are delivered to the shareholders of Telefónica Móviles, S.A. by virtue of the merger will not grant any special rights to the holders thereof.

8. Benefits Accorded to the Directors and to the Independent Expert.

No benefits of any kind will be accorded to the Directors of either of the entities participating in the merger or to the Independent Expert that has participated in the merger process.

II.	Subjecting the Merger to the Special Tax Regime Provided for in Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Law.

To resolve that the approved merger transaction be governed by the tax regulations set forth in Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Law, approved by Royal Legislative Decree 4/2004.

For which purpose, and pursuant to Section 96 of the above-mentioned Consolidated Text, the merger transaction will be reported to the Ministry of Economy and Finance as required under current regulations.

III.	Establishment of Procedure to Facilitate the Exchange.

Pursuant to the provisions of the Merger Plan, Telefónica Móviles, S.A. shareholders owning shares that represent a fraction of the number of Telefónica Móviles, S.A. shares set as the exchange ratio may acquire or transfer shares in order to exchange them at such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell shares of Telefónica Móviles, S.A. on the market in order to secure a number of shares of Telefónica Móviles, S.A. that is a multiple of five (5).

Notwithstanding the foregoing and as provided in the Merger Plan, it is resolved to establish a mechanism designed to facilitate the exchange for those Telefónica Móviles, S.A. shareholders who are holders of a number of shares that is not a multiple of five (5). The basic terms and conditions of such mechanism are as follows:

(i)

Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A. as of the close of the last session for trading in Telefónica Móviles, S.A. on the Spanish stock exchanges (hereinafter, the “Reference Date”), each shareholder of Telefónica Móviles, S.A. who, by application of such unitary exchange ratio of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A., is entitled to receive a whole number of Telefónica, S.A. shares and who has an odd-lot residue of less than 1.25 shares of Telefónica Móviles, S.A. may transfer such residue to the odd-lot agent appointed for such purpose (hereinafter, the “Odd-Lot Agent”), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the Telefónica Móviles, S.A. shares forming such position will be computed.

Likewise, a Telefónica Móviles, S.A. shareholder who owns less than 1.25 shares of Telefónica Móviles, S.A. will be able to transfer such shares to the Odd-Lot Agent.

It shall be deemed that each shareholder of Telefónica Móviles, S.A. accepts the odd-lot acquisition system established herein, without having to remit instructions to the relevant entity participating in IBERCLEAR, which shall inform the shareholder of the result of the transaction once it has concluded.

(ii)	Given the agreed exchange ratio and regardless of the number of shares comprising each shareholder’s position, the only circumstances under which the acquisition of odd-lots may take place are the following:

Number of Telefónica Móviles shares	Corresponding Telefónica, S.A. shares by virtue of the exchange	Odd-lot shares of Telefónica Móviles, S.A. subject to the odd-lot acquisition system
1	0	1
2	1	0.75
3	2	0.50
4	3	0.25
5	4	0

Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.25 shares of Telefónica Móviles, S.A. and a maximum of 1 share of Telefónica Móviles, S.A.

(iii)

The acquisition price of the odd-lots will be determined based on the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Telefónica Móviles, S.A. on the Spanish stock exchanges. If the odd-lot in question consists of one share of Telefónica Móviles, S.A., its purchase price will be the arithmetical mean of the average weighted price of the shares of Telefónica

Móviles, S.A. on the Automated Quotation System (Continuous Market) for the last three trading sessions of Telefónica Móviles, S.A. stock; similarly, if the odd-lot in question is other than one share, its acquisition price will be calculated based on the same procedure described herein, but in a proportion corresponding to the specific amount of the odd-lot.

(iv)	The entity to be appointed as Odd-Lot Agent, acting on its own behalf, will acquire the odd-lot shares remaining in the positions existing at the close of the trading session of Telefónica Móviles, S.A. on the Reference Date. The shares or fractional shares of Telefónica Móviles, S.A. acquired by the Odd-Lot Agent will be exchanged for the corresponding number of Telefónica, S.A. shares as provided in the Merger Plan.

(v)	Authorization is granted to the Board of Directors, with the express power of substitution to the Executive Chairman or the Secretary Director or the Vice Secretary Non-Director to develop the mechanism for the acquisition of odd-lots or fractions of stock provided for herein, including, but not limited to, the determination of the Reference Date in order to carry out the acquisition of odd-lots at the end of such day; the drafting of the corresponding announcement of the exchange; the designation of the entity to act as Odd-Lot Agent; and any other powers that are necessary or merely appropriate to properly carry out the merger exchange and the odd-lot acquisition mechanism approved herein.

All of the foregoing is without prejudice to Telefónica, S.A. and/or Telefónica Móviles, S.A., prior to the merger, acquiring the odd-lot shares of Telefónica Móviles, S.A. required for the number of shares of Telefónica Móviles, S.A. that must participate in the exchange to be an exact multiple of the exchange ratio.

D.	Delegation of powers to formalize, interpret, remedy and carry out this resolution.

To jointly and severally authorize the Executive Chairman of the Board of Directors the Secretary Director and the Vice Secretary Non-Director, such that, without prejudice to any other delegations included in this resolution and any powers-of-attorney to convert the resolution into a public instrument, any of them may formalize and execute it, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects and publication of any announcements that are required or merely convenient) for the most correct performance hereof and for the registration hereof, to the extent required, with the Commercial Registry or any other Public Registry. The delegation includes, upon the broadest possible terms, the power to guarantee the claims of those creditors, if any, who oppose the merger.

VII. Consent and approval to the extent required, of the resolutions to be decided upon by the General Ordinary Shareholders Meeting of Telefónica, S.A. under items III and VI of its Agenda concerning; (a) appointment of directors and (b) authorization to the Board of Directors to increase the share capital subject to the terms and conditions of article 153.1.(b) of the Spanish Corporate Act, delegating the faculties to exclude the preemptive rights in accordance with provision 159,2 of the Spanish Corporation Act.

Consent and approve, as may be required, the proposals to be resolved upon by the General Ordinary Shareholders Meeting of Telefónica, S.A. as items III and VI of the Agenda of the mentioned meeting, in accordance with the proposal of resolutions drafted by the Board of Directors of Telefónica, S.A. with regard to the mentioned items, that are hereby literally reproduced

Proposed Resolutions submitted by the Board of Directors of Telefónica, S.A. regarding Item III on the Agenda of its Ordinary Shareholders Meeting: Re-election, Ratification and Appointment, as Applicable, of Directors:

“III.1	To re-elect as a Director Mr. Carlos Colomer Casellas, appointing him for a new period of five years.

III.2	To re-elect as a Director Mr. Isidro Fainé Casas, appointing him for a new period of five years.

III.3	To e-elect as a Director Mr. Alfonso Ferrari Herrero, appointing him for a new period of five years.

III.4	To re-elect as a Director Mr. Luis Lada Díaz, appointing him for a new period of five years.

III.5	To re-elect as a Director Mr. Antonio Massanell Lavilla, appointing him for a new period of five years.

III.6	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. David Arculus, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. David Arculus was appointed as a Director on an interim basis by resolution of the Board of Directors on January 25, 2006, to fill the vacancy produced by the resignation of Mr. José Fonollosa García.

III.7	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Peter Erskine, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Peter Erskine was appointed as a Director on an interim basis by resolution of the Board of Directors on January 25, 2006, to fill the vacancy produced by the resignation of Mr. Antonio Alonso Ureba.

III.8	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Julio Linares López, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Julio Linares López was appointed as a Director on an interim basis by resolution of the Board of Directors on December 21, 2005, to fill the vacancy produced by the resignation of Mr. José Antonio Fernández Rivero.

III.9	To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Vitalino Manuel Nafría Aznar, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Vitalino Manuel Nafría Aznar was appointed as a Director on an interim basis by resolution of the Board of Directors on December 21, 2005, to fill the vacancy produced by the resignation of Mr. Jesús María Cadenato Matía.

Proposed Resolutions submitted by the Board of Directors of Telefónica, S.A. regarding Item VI on the Agenda of its Ordinary Shareholders Meeting Authorization to the Board of Directors to Increase the Share Capital Under the Terms and Conditions of Section 153.1.b) of the Business Corporations Law, with a Delegation of the Power to Exclude Preemptive Rights Pursuant, in this Latter Case, to the Provisions of Section 159.2 of the Business Corporations Law.

“To authorize the Board of Directors, as fully and effectively as possible under the Law and pursuant to the provisions of Section 153.1.b) of the Business Corporations Law in effect so that, within a maximum term of five years from the resolution adopted at the General Meeting and without the need to subsequently call any such General Meeting or for any resolution to be subsequently adopted thereat, the Board may resolve to increase of Company’s share capital, on one or more occasions, when and as required by the Company’s needs in the judgment of the Board itself, by the maximum amount of 2,460,565,198 Euros, equal to one-half of the current share capital of the Company, by issuing and putting into circulation for such purpose the corresponding new shares, be they common shares or of any other kind among those permitted by the Law, including shares with a fixed or variable premium, and in all cases with payment for the issued shares in the form of cash contributions, and expressly providing for the possibility of an incomplete subscription for such shares as may be issued, pursuant to Section 161.1 of the Business Corporations Law. In addition, the Board of Directors is authorized to exclude preemptive rights in whole or in part, pursuant to Section 159.2 of the Business Corporations Law and related provisions.

The powers thus delegated include the specification of the various aspects and conditions applicable to each issuance, according to the characteristics of each transaction decided to be conducted under the authorization to which this resolution refers, and will include the power to amend the text of the article of the By-Laws relating to share capital, once the increase has been resolved upon and implemented, and the power to carry out all the formalities required for the new shares covered by the capital increase to be admitted to trading on the domestic and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established in each of such Stock Exchanges.

Pursuant to Section 141, number 1, second paragraph, of the Spanish Corporations Law, the Board of Directors is also authorized to delegate to the Executive Commission such powers granted by means of this resolution as may be delegated.”

VIII) Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

To severally and jointly empower the Executive Chairman of the Board of Directors, the Secretary-Director of the Board of Directors, and the Vice-secretary -non Director of the Board of Directors, in order for any of them to formalize and execute the preceding resolutions, being able for said purpose to execute the public or private instruments that may be necessary or convenient (including those for interpretation, clarification, rectification of errors or curing of defects) for their most exact compliance and for the recording thereof, insofar as is mandatory, in the Mercantile Registry or in any other Public Registry.

***

REPORT OF THE DIRECTORS OF TELEFÓNICA

MÓVILES, S.A. ON THE PLAN FOR THE MERGER

BY ABSORPTION OF TELEFÓNICA MÓVILES,

S.A. BY TELEFÓNICA, S.A.

Madrid, May 12, 2006

CONTENTS

1. LEGAL ASPECTS OF THE MERGER	1

1.1 General characteristics	1

1.2 Applicable legislation	2

1.3 Choice of TELEFÓNICA as absorbing company	2

1.4 Legal procedure for the merger	2

1.4.1 Merger Plan and exchange ratio	2

1.4.2 Deposit of the Merger Plan	3

1.4.3 Independent expert’s report	3

1.4.4 Directors’ report	4

1.4.5 Call of the Shareholders’ Meetings to deliberate on and, if appropriate, approve the merger	4

1.4.6 Publication of the merger resolutions and period for opposition by creditors	5

1.4.7 Merger deed	5

1.4.8 Performance of the exchange	6

1.5 Share exchange procedure	6

1.6 Option plan on shares of TELEFÓNICA MÓVILES	10

1.7 Bylaw amendments at the Absorbing Company	10

1.8 Administrative aspects	10

1.9 Tax regime applicable	11

2. ECONOMIC ASPECTS	11

2.1 Strategic justification for the merger	11

2.2 Merger balance sheet	13

2.3 Exchange ratio	13

2.4 Real value of the assets of TELEFÓNICA MÓVILES and TELEFÓNICA	15

2.4.1 Real value of the assets of TELEFÓNICA MÓVILES	15

2.4.2 Real value of the assets of TELEFÓNICA	15

2.5 Valuation criteria	16

2.5.1 Morgan Stanley	17

2.5.2 Lehman Brothers	22

2.6 Comparison with the criteria envisaged for de-listing offers	27

2.6.1 Morgan Stanley	27

2.6.2 Lehman Brothers	28

2.7 Conclusions	30

This Report has been drawn up by the Directors of TELEFÓNICA MÓVILES, S.A. in accordance with the provisions of Article 237 of the Revised Corporations Law, approved by Legislative Royal Decree 1564/1989, of December 22 (hereinafter the “Corporations Law”), in order to examine and justify in detail, for the purposes required by the legislation in force, the Plan for the merger (hereinafter the “Plan” or the “Merger Plan”) of the companies TELEFÓNICA MÓVILES, S.A. (absorbed company, hereinafter, “TELEFÓNICA MÓVILES”) and TELEFÓNICA, S.A. (absorbing company, hereinafter, “TELEFÓNICA”), which has been deposited in Madrid Mercantile Registry on April 3, 2006.

It is noted for the record that all the nominee Directors appointed at the request of TELEFONICA, that is, Mr. Corominas Vila, Mr. Lada Díaz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr, Goyenechea Fuentes, Mr. Massanell Lavilla, Mr. Burillo Azcárraga and Mr. Almansa Moreno-Barreda have abstained themselves from participating in the deliberations concerning the approval of this Report and, therefore, have abstained from subscribing it, because they understand they are subject to a conflict of interest.

1.	LEGAL ASPECTS OF THE MERGER

1.1	General characteristics

In accordance with the provisions of the Merger Plan, the terms of which are deemed to be reproduced herein insofar as necessary, the planned merger will consist of the absorption of TELEFÓNICA MÓVILES by TELEFÓNICA with the termination, through the dissolution without liquidation, of TELEFÓNICA MÓVILES and the transfer of all its net worth to TELEFÓNICA, which will acquire, by universal succession, the rights and obligations of the absorbed company.

Said universal transfer involves the acquisition in a single act of all the assets and liabilities which sum up the net worth of TELEFÓNICA MÓVILES: therefore, all property, rights and obligations are transferred and, in general, all legal relations of the absorbed company which are maintained in force although the party to them is changed, except for cases in which, due to the will of the parties or under a statutory provision, the change of a party to the specific legal relation involves the termination of such relation.

Simultaneously, the merger means that the shareholders of TELEFÓNICA MÓVILES are incorporated into the shareholders of TELEFÓNICA, by means of the allotment to them of shares representing part of the latter’s capital, in proportion to their respective stake in the capital of TELEFÓNICA MÓVILES, under the terms established in the Plan.

1.2	Applicable legislation

The basic corporate legislation on mergers is contained in Articles 233 to 251 of the Corporations Law and in Articles 226 to 234 of the Mercantile Registry Regulations.

1.3	Choice of TELEFÓNICA as absorbing company

The choice of TELEFÓNICA as absorbing company is due to the fact that TELEFÓNICA holds in TELEFÓNICA MÓVILES a stake of 92.50% in its capital stock.

As of the date of the Merger Plan, TELEFÓNICA was direct or indirect holder of 4,003,900,749 shares of TELEFÓNICA MÓVILES, representing 92.457% of its capital stock. Following the signature of the Plan, TELEFÓNICA has acquired 2,000,000 shares of TELEFÓNICA MÓVILES and, in accordance with the provisions of section 1.2 of the Merger Plan, it has also acquired the package of 927,917,620 shares of TELEFÓNICA MÓVILES, representing 21.427% of its capital stock, held up to that time by TELEFÓNICA INTERNACIONAL, S.A.U., a company which is in turn wholly owned by TELEFÓNICA, allowing the stake of TELEFÓNICA in TELEFÓNICA MÓVILES to be direct in its entirety, the generation of indirect treasury stock as a result of the performance of the merger being thus avoided. The acquisition of the above-mentioned 927,917,620 shares of TELEFÓNICA MÓVILES has been performed at the average listed price of the share of TELEFÓNICA MÓVILES from its flotation until the date of signature of the Merger Plan (calculated as the weighted average per volume of the closing prices of each day from the flotation until March 28, 2006), which amounts to the sum of 8.653 euros per share. As a result of such transactions, TELEFÓNICA is now direct holder of 4,005,900,749 shares of TELEFÓNICA MÓVILES, representing 92.50% of its capital stock.

1.4	Legal procedure for the merger

1.4.1	Merger Plan and exchange ratio

For the performance of the merger, the Corporations Law requires the directors of the companies participating in the transaction to draw up a merger plan.

For these purposes, on March 29, 2006, all the directors of TELEFÓNICA MÓVILES and TELEFÓNICA (with the exceptions indicated in the document itself) approved and signed the Merger Plan.

The Merger Plan provides for an exchange ratio, without any additional cash compensation, of four (4) shares of TELEFÓNICA, each with a par value of euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, each with a par value of fifty cents of a euro (€0.5).

1.4.2	Deposit of the Merger Plan

In accordance with the provisions of Article 226 of the Mercantile Registry Regulations, a copy of such Plan was deposited in Madrid Mercantile Registry on April 3, 2006.

The deposit of the Merger Plan in Madrid Mercantile Registry was published in the Official Gazette of the Mercantile Registry on April 17, 2006.

1.4.3	Independent expert’s report

Furthermore, pursuant to the provisions of Article 236 of the Corporations Law, the directors of TELEFÓNICA MÓVILES and TELEFÓNICA requested, on March 30, 2006, from the Madrid Mercantile Registrar, as Registrar for the place where the absorbing company is located, the appointment of a single common independent expert to report on the Merger Plan.

On April 4, 2006, the Madrid Mercantile Registrar appointed KPMG Auditores, S.L. as an independent expert to issue a single report on the Merger Plan and the net worth contributed by the company which is dissolved.

Within the period established by law, and after having requested and obtained a deferral of it, the above-mentioned independent expert has issued his report, with the following conclusion:

“a) The valuation methodologies used in the determination of the real value of the Companies are adequate in the context and the circumstances of the operation proposed, the exchange rate envisaged in the Merger Plan being justified.

b) The net worth contributed by the absorbed company are equal at least to the maximum amount of the increase of capital of the absorbing company envisaged in the Merger Plan.”

1.4.4	Directors’ report

The directors of TELEFÓNICA MÓVILES, with the exceptions which are stated at the end of the document, have approved and signed on the date hereof this Report explaining and justifying in detail the legal and economic aspects of the Merger Plan, with specific reference to the exchange ratio, all in compliance with the provisions of Article 237 of the Corporations Law.

1.4.5	Call of the Shareholders’ Meetings to deliberate on and, if appropriate, approve the merger

The above-mentioned requirements having been met, the Boards of Directors of TELEFÓNICA MÓVILES and TELEFÓNICA will pass resolutions to call their respective Shareholders’ Meetings for the purpose of deliberating on and, if appropriate, approving the planned merger. It is envisaged that the Shareholders’ Meeting of TELEFÓNICA MÓVILES will be called to be held on June 20, 2006, at first call, and on June 21, 2006, at second call; and that the Shareholders’ Meeting of TELEFÓNICA will be called to be held on June 20, 2006, at first call, and on June 21, 2006, at second call.

In accordance with the provisions of Article 238 of the Corporations Law, when the notice of call of the Shareholders’ Meeting is published, the following documents will be made available to the shareholders, bondholders and holders of special rights other than shares, as well as the workers’ representatives, for examination at the registered office:

(a)	Merger Plan.

(b)	Report of the independent expert on the Merger Plan.

(c)	Report of the directors of TELEFÓNICA MÓVILES and of TELEFÓNICA on the Merger Plan.

(d)	Financial statements and management report of the last three financial years of TELEFÓNICA MÓVILES and of TELEFÓNICA, with the relevant auditors’ report.

(e)	The merger balance sheet of TELEFÓNICA MÓVILES and of TELEFÓNICA, which coincide with the last annual balance sheet of each company, with the relevant auditors’ report.

(f)	Current bylaws of TELEFÓNICA MÓVILES and of TELEFÓNICA.

(g)	List of first names, surnames and age, in the case of individuals, or the corporate name, in the case of legal entities, and in both cases, the nationality and address of the directors of TELEFÓNICA MÓVILES and of TELEFÓNICA, as well as the date from which they hold office and, where relevant, the same data of those who are going to be proposed as directors as a result of the merger.

In addition, in accordance with the provisions of Article 240.2 of the Corporations Law, the shareholders, bondholders and holders of special rights other than shares may request, from the date of publication of the notice of call of the respective Shareholders’ Meetings, the delivery or the dispatch free of charge of the documents listed above.

All documents mentioned above will be accessible, from the date of the notice of call, by telematic means, on the web page of TELEFÓNICA MÓVILES (www.telefonicamoviles.com).

1.4.6	Publication of the merger resolutions and period for opposition by creditors

In accordance with the provisions of Article 242 of the Corporations Law, the merger resolution will be published at least three times in the Official Gazette of the Mercantile Registry and once in two large-circulation newspapers in Madrid.

Once these notices have been published, which will indicate the right of the shareholders and creditors of TELEFÓNICA MÓVILES and TELEFÓNICA to obtain the full text of the merger resolutions and of the merger balance sheets, the one-month period will commence for the creditors of the companies which are merged to oppose the merger until the undue claims at the time of publication are guaranteed, in accordance with Article 243 of the Corporations Law.

1.4.7	Merger deed

Once the appropriate merger resolutions have been adopted, the notices have been published and the statutory period has elapsed without any creditor having exercised his right of opposition or, where relevant, the claims of creditors who have exercised such right have been paid or duly guaranteed, the appropriate merger deed will be executed.

The aforementioned deed will be presented for registration in Madrid Mercantile Registry, the Mercantile Registrar being requested to cancel the registered entries of TELEFÓNICA MÓVILES.

1.4.8	Performance of the exchange

Once the equivalent documentation referred to in Articles 26.1.d), 41.1.c) and like provisions of Royal Decree 1310/2005, of November 4, if necessary, has been submitted to the National Securities Market Commission, and the merger deed has been registered in Madrid Mercantile Registry, the shares of TELEFÓNICA MÓVILES will be exchanged for shares of TELEFÓNICA under the terms established in the Merger Plan, which are described in the next section.

1.5	Share exchange procedure

The procedure for the exchange of the shares of TELEFÓNICA MÓVILES for shares of TELEFÓNICA is described in section 5 of the Merger Plan.

For these purposes it is placed on record that TELEFÓNICA, as of the date of the Merger Plan, directly or indirectly held 4,003,900,749 shares of TELEFÓNICA MÓVILES, representing 92,457% of its capital stock. As described in section 1.3 above, following the signature of the Plan, TELEFÓNICA has acquired 2,000,000 shares of TELEFÓNICA MÓVILES and, in accordance with the provisions of section 1.2 of the Merger Plan, has also acquired the package of 927,917,620 shares of TELEFÓNICA MÓVILES, representing 21.427% of its capital stock, held up to that time by TELEFÓNICA INTERNACIONAL, S.A.U. As a result of such transactions, TELEFÓNICA is now direct holder of 4,005,900,749 shares of TELEFÓNICA MÓVILES, representing 92.50% of its capital stock.

Due to the requirements of Article 249 of the Corporations Law and the legislation on own shares, the shares of TELEFÓNICA MÓVILES in the possession of TELEFÓNICA will not be exchanged for shares of TELEFÓNICA.

It is also placed on record that, as of the date of the Merger Plan, TELEFÓNICA MÓVILES was holder of 1,599 of its own shares as treasury stock and had a call option on 20,957,784 own shares assigned to the hedging of the stock option plan of TELEFÓNICA MÓVILES (the MOS Plan), belonging to Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., that were subscribed by these entities under the terms of the reduced informative prospectus verified by the National Securities Market Commission on February 28th, 2001. TELEFÓNICA MÓVILES will acquire the aforementioned 20,957,784 own shares and will use the relevant portion for the liquidation of the MOS Plan.

The shares which TELEFÓNICA MÓVILES ultimately holds as treasury stock as a result of the provisions of the previous paragraph (at most 20,959,383 own shares), may not be exchanged either, in accordance with the provisions of Article 249 of the Corporations Law and like provisions.

In addition, TELEFÓNICA or TELEFÓNICA MÓVILES will acquire or sell on the market, before the execution of the merger, the necessary portion of shares of TELEFÓNICA MÓVILES so that the number of shares of TELEFÓNICA MÓVILES which are to be exchanged is an exact multiple of the exchange ratio.

Having regard to the foregoing, if it is assumed that (i) TELEFÓNICA does not modify its current stake in TELEFÓNICA MÓVILES (4,005,900,749 shares representing 92.50% of its capital stock); and (ii) on the date of performance of the exchange TELEFÓNICA MÓVILES does not have more treasury stock other than the 1,599 own shares mentioned in section 5 of the Merger Plan, the maximum number of shares of TELEFÓNICA MÓVILES which would be exchanged would be 324,648,548 shares. If all of the shares of TELEFÓNICA MÓVILES allocated to the hedging of the MOS Plan were acquired and held as treasury stock by TELEFÓNICA MÓVILES, the number of shares of the latter which would be exchanged would be 303,690,764 shares. Consequently, the number of shares of TELEFÓNICA which must be transferred in order to meet the merger exchange will range from 242,959,611 to 259,718,838 shares, i.e. between 4.94% and 5.28% of the capital stock of TELEFÓNICA.

Nevertheless, taking into consideration the terms and conditions of the MOS Plan and the liquidation transactions performed to this date, TELEFÓNICA and TELEFÓNICA MÓVILES have concluded that the number of shares of TELEFÓNICA MÓVILES that will be held in treasury stock at the moment of the registration of the merger will be, of a minimum, of 19,009,513 and, therefore, that the number of shares of TELEFÓNICA MÓVILES that will be exchanged will not exceed 305,640,634. Consequently, the number of shares of TELEFONICA needed to meet the exchange will be, of a maximum, of 244,512,507.

Considering the above and taking into account that TELEFÓNICA is the current owner of a total of 244.527.541 own shares in treasury stock, it is foreseen that to meet the exchange derived from the merger, TELEFÓNICA uses only treasury stock, reason why it would not be necessary that TELEFONICA issues new shares for this purpose. For this and since the date of the merger resolution, TELEFONICA will immobilize 244,512,507 own shares, without detriment of, once determined, within the established maximum, the definite number of shares of TELEFONICA needed to meet the exchange, the number of shares immobilized will be adjusted accordingly to match the latter amount mentioned.

The exchange will occur, as has been referred to, once the equivalent documentation referred to in Articles 26.1.d), 41.1.c) and like provisions of Royal Decree 1310/2005, of November 4 has been submitted to the National Securities Market Commission, if necessary, and the merger deed has been registered in the Madrid Mercantile Registry, and will be carried out, with the collaboration of a financial institution, from the date indicated in the notices to be published in one of the high circulation newspapers in Madrid and in the Official Gazettes of the

Spanish Stock Exchanges and, where relevant, in the Official Gazette of the Mercantile Registry.

The exchange of the shares of TELEFÓNICA MÓVILES for the shares of TELEFÓNICA will be carried out through the participating entities in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) which are depositories of the shares, in accordance with the procedures established for the book entries system, in accordance with the provisions of Royal Decree 116/1992, of February 14, applying the provisions of Article 59 of the Corporations Law, insofar as applicable.

In accordance with the provisions of paragraph (d) of section 5 of the Merger Plan, the shareholders of TELEFÓNICA MÓVILES who are holders of shares which represent a fraction of the number of shares of TELEFÓNICA established as the exchange ratio may acquire or transfer shares in order to exchange them according to such exchange ratio. The appropriate decisions for these purposes, either to purchase or sell on the market shares of TELEFÓNICA MÓVILES, in order to reach a number of shares of TELEFÓNICA MÓVILES which is a multiple of five must be taken by each shareholder individually.

Without prejudice to the foregoing and pursuant to the provisions of the above-mentioned section 5 of the Plan, the Boards of Directors of TELEFÓNICA MÓVILES and TELEFÓNICA, after the appropriate conversations, have considered it appropriate to submit to their respective Shareholders’ Meetings the approval of a mechanism aimed at facilitating the performance of the exchange for shareholders of TELEFÓNICA MÓVILES who are holders of a number of shares which is not a multiple of five (5). The fundamental terms and conditions of that mechanism are as follows:

(i)	Since the exchange ratio of the merger is equivalent, in unitary terms, to the transfer of one share of TELEFÓNICA for every 1.25 shares of TELEFÓNICA MÓVILES, at the end of the last stock market session of TELEFÓNICA MÓVILES on the Spanish Stock Exchanges, each shareholder of TELEFÓNICA MÓVILES who, by applying the above-mentioned unitary ratio, is entitled to receive a whole number of shares of TELEFÓNICA and has left over fractions of shares of TELEFÓNICA MÓVILES of less than 1.25, may transfer such fractions to the purchaser of fractions which is appointed for such purpose by TELEFÓNICA MÓVILES and TELEFÓNICA (hereinafter the “Fractions Agent”), on the understanding that for the calculation of the fraction of each shareholder position the total amount of the shares of TELEFÓNICA MÓVILES which form that position will be taken into account.

Likewise, any shareholder of TELEFÓNICA MÓVILES who is holder of a number of shares of TELEFÓNICA MÓVILES below 1.25 may transfer such shares to the Fractions Agent.

It will be understood that each shareholder of TELEFÓNICA MÓVILES avails of the system of acquisition of fractions provided herein, without having to send instructions to the relevant participating entity in IBERCLEAR, which will report him the result of the transaction once it is concluded.

(ii)	Having regard to the exchange ratio agreed, it is placed on record that, irrespective of the number of shares which form each shareholder position, the only cases of acquisition of fractions which may occur are as follows:

Number of shares of TELEFÓNICA MÓVILES	Corresponding shares of TELEFÓNICA under the exchange	Fraction of shares of TELEFÓNICA MÓVILES subject to the system of acquisition of fractions
1	0	1
2	1	0.75
3	2	0.5
4	3	0.25
5	4	0

Consequently, in any shareholder position, if a fraction exists, this will range from a minimum of 0.25 to a maximum of 1 share of TELEFÓNICA MÓVILES.

(iii)	The purchase price of the fractions will be determined according to the arithmetical average of the weighted average changes of the shares of TELEFÓNICA MÓVILES on the Stock Market Interconnection System (Continuous Market) during the last three stock market sessions of TELEFÓNICA MÓVILES on the Spanish Stock Exchanges.

If the fraction in question consists of one share of TELEFÓNICA MÓVILES, its purchase price will be the arithmetical average of the weighted average changes of the shares of TELEFÓNICA MÓVILES on the Stock Market Interconnection System (Continuous Market) during the last three stock market sessions of TELEFÓNICA MÓVILES; similarly, if the fraction in question is not one share, the purchase price thereof will be calculated on the basis of the same criterion as is agreed herein but in the appropriate proportion of the specific amount of the fraction.

(iv)

The entity which is appointed as Fractions Agent, acting in its own name and on its own behalf, will acquire the fractions of shares which are left over in the positions which exist at the end of the last stock market session of TELEFÓNICA MÓVILES on the Spanish Stock Exchanges. The shares or portions of shares of TELEFÓNICA MÓVILES acquired by the Fractions

Agent will be exchanged for the appropriate shares of TELEFÓNICA according to the proposed exchange ratio.

1.6	Option plan on shares of TELEFÓNICA MÓVILES

In accordance with the provisions of the Merger Plan, the option plan on shares of TELEFÓNICA MÓVILES (the MOS Plan) ended on January 3, 2006 and is currently at the liquidation stage.

In this respect, TELEFÓNICA MÓVILES was holder of a put option on 20,957,784 shares of its own assigned to the hedging of the MOS Plan, it being envisaged that the liquidation thereof will have concluded prior to the execution of the planned merger, although TELEFÓNICA will succeed TELEFÓNICA MÓVILES as the entity bound in relation to any pending obligation arising from the aforementioned liquidation.

TELEFÓNICA MÓVILES will acquire the aforementioned 20,957,784 own shares by exercising its call option and will use the relevant part for the liquidation of the MOS Plan.

1.7	Bylaw amendments at the Absorbing Company

No bylaw amendments will be carried out at TELEFÓNICA as a result of the merger.

1.8	Administrative aspects

Finally, section 15 of the Merger Plan provides that the validity of the merger is subject to the issue of the notices and to the obtainment of the appropriate authorizations and registrations in Spain and in other jurisdictions in which both companies are present.

It is not envisaged that it will be necessary to make or obtain authorizations or registrations in Spain or in other jurisdictions in which both companies are present in order for the merger to be valid. However, it may be necessary, when the merger has been completed, to obtain certain administrative authorizations in Ecuador and Panama in order to implement the operation in these countries. Furthermore, once the merger has been completed, it will be necessary to inform the relevant authorities regarding the change of ownership of certain subsidiaries of TELEFÓNICA MÓVILES.

Finally, in accordance with the provisions of the Merger Plan, before the registration of the merger, the equivalent documentation referred to in Articles

26.1.d), 41.1.c) and like provisions of Royal Decree 1310/2005, of November 4 will be submitted, if necessary, to the National Securities Market Commission.

1.9	Tax regime applicable

In this case the conditions required in the Revised Corporate Income Tax Law, approved by Legislative Royal Decree 4/2004, are fulfilled so that the planned merger may benefit from the special tax regime established in Chapter VIII of Title VII and the second additional provision of the above-mentioned Revised Law.

In this respect, in accordance with the provisions of the Merger Plan, a proposal will be made to the Shareholders’ Meetings of TELEFÓNICA MÓVILES and TELEFÓNICA to adopt the resolution to apply the above-mentioned special tax regime to the merger.

2.	ECONOMIC ASPECTS

2.1	Strategic justification for the merger

As mentioned in the Merger Plan, the situation in the telecommunications marketing in general and in the mobile telecommunications markets in particular, has varies significantly in the last years. These changes in the competition environment, technology, and clients´ needs have brought about the convenience to amend the strategic model on which to base the growth of the business that TELEFONICA and TELEFONICA MOVILES have been developing independently until now.

Synthetically, these changes have been particularly apparent in the following areas:

(a)	There have been major changes in the market and in the competition, aimed at allowing the commercial distribution of combined offers including fixed and mobile telephony, broadband and audiovisual services that include (i) the appearance of great mobile operators that enjoy the benefits of scale and scope economies, (ii) the competition of operators that combine scale benefits with an integrated offer of fixed and mobile services, (iii) the appearance of several services providers without differentiating the network or device through they are connecting, or (iv) regulatory changes, which are aimed at allowing the entry of new commercial competitors, thus encouraging the establishment of virtual mobile operators or increasing the broadband offer by making it compulsory to allow clients to use the access loop.

(b)	Significant technological changes that can be summarizes as follows: (i) a tendency to develop – fixed and mobile – telecommunication networks based on the so called “IP Protocol”, in such a way that both the establishment of communication networks and the development of related services will develop in this IP environment, thus removing most of the barriers existing between mobile and fixed networks services enabling significant scale economies in the future investment of these networks and platforms, (ii) the development of new hybrid terminals that can connect fixed and mobile networks and access all types of multimedia contents; and (iii) the development of third generation mobile networks with voice, data, internet and multimedia contents.

(c)	Finally, from the demand side, clients are starting to see mobile phones as indispensable item in their voice communications, not only in terms of mobility. Likewise, the fast penetration of the use of the Internet is producing a considerable growth of broadband technology and an increasing demand for these means of access to be available from fixed or mobile terminals indistinctly. In conclusion, increasingly more and more clients demand services and solutions for communications, information and entertainment in their fixed broadband access and at the same time they require equivalent services and solutions through mobile telecommunications.

The changes mentioned above have had a fundamental impact in fixed and mobile operators in the last few years, forcing them to make their business plans and their strategies progress in order to acquire a higher flexibility which allows a faster adaptation to the market and, consequently, higher competitivity and future growth.

In this context, the Boards of Directors of TELEFÓNICA MÓVILES believe that the focus in a strategy of higher orientation to clients` needs relating to communication, entertainment and information services as a whole and, more specifically, for each specific client segment, combining the communication platforms available in each market in the most optimum manner will produce a very positive effect, ensuring the growth in the penetration of mobile and fixed broadband services, and a higher clients` fidelity by means of a wider offer of new services and solutions, reinforcing the competitive position and allowing a greater acceleration of the growth pace, specifically fundamental in markets with higher penetration. Likewise, it will increase the efficiency in the use of infrastructures, specifically concerning the development of the fixed and mobile broadband, this providing our clients with more possibilities of use and, therefore, more value to the shareholders of TELEFÓNICA MÓVILES and TELEFÓNICA and facilitating the achievement of a profitable and sustainable growth.

The merger proposal between TELEFÓNICA and TELEFÓNICA MÓVILES responds to these needs of adapting their current business strategy to the new competitive environment described above. The Board of Directors of TELEFÓNICA MÓVILES consider that the planned merger is the most efficient mechanism to face the new demands from clients, the technological change and the new competitive environment in the market, resulting into a higher value growth for the shareholders of TELEFÓNICA and TELEFÓNICA MÓVILES, and allowing the shareholders of TELEFÓNICA MÓVILES to become shareholders of TELEFÓNICA, for sure one of the most liquid companies in the Spanish market, thus consolidating the shareholding basis of both companies.

2.2	Merger balance sheet

In accordance with the provisions of section 1 of Article 239 of the Corporations Law, the annual balance sheets of TELEFÓNICA MÓVILES and TELEFÓNICA as of December 31, 2005 will be deemed to be the merger balance sheets. Such balance sheets have been verified by the auditors of the companies participating in the merger.

It is placed on record that no significant changes have occurred in the net worth of either TELEFÓNICA MÓVILES or TELEFÓNICA between the date of the Merger Plan and the date of this Report.

2.3	Exchange ratio

The exchange ratio proposed in the Merger Plan, which has been determined on the basis of the real value of the corporate net worth of TELEFÓNICA MÓVILES and TELEFÓNICA, is, without any additional cash compensation, four (4) shares of TELEFÓNICA, each with a par value of one euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, each with a par value of fifty cents of a euro (€0.5).

In establishing the above-mentioned exchange ratio, the following dividends which TELEFÓNICA MÓVILES and TELEFÓNICA plan to distribute, as described in section 8 of the Merger Plan, have been taken into account:

(i)	By TELEFÓNICA MÓVILES:

(a)

Dividend previously notified: Payment of a gross dividend of 0.205 euros per share of TELEFÓNICA MÓVILES from the distributable profit for the year 2005 and from unrestricted reserves. The proposal of such distribution was approved by the Board of Directors at its meeting of February 27, 2006 and notified to the market the following day and the validity of which is subject to the approval thereof by the Ordinary Shareholders’ Meeting of TELEFÓNICA MÓVILES. Since it is envisaged that this dividend will be paid on July 21, 2006, before the registration of the merger, only the shareholders of TELEFÓNICA

MÓVILES will benefit and, consequently, it has been taken into account for the calculation of the exchange ratio.

(b)	Dividends proposed by the Board of Directors of TELEFÓNICA MÓVILES for the approval thereof by the Shareholders’ Meeting, in the framework of the negotiation between TELEFÓNICA and TELEFÓNICA MÓVILES and the validity of which is subject to the approval of the planned merger by the Shareholders’ Meetings of both companies:

•	The payment of a gross dividend of 0.085 euros per share of TELEFÓNICA MÓVILES from the share premium reserve and other unrestricted reserves.

•	The payment of a gross interim dividend of 0.35 euros per share of TELEFÓNICA MÓVILES from the results obtained from January 1 to March 28, 2006.

The above-mentioned two proposals are also subject to the condition that the planned merger is approved by the Shareholders’ Meetings of both companies.

If these two proposals are approved by the Ordinary Shareholders’ Meeting of TELEFÓNICA MÓVILES and if the above-mentioned condition is fulfilled, the dividends to which such proposals refer (of a total gross amount of 0.435 euros per share of TELEFÓNICA MÓVILES) will be paid on July 21, 2006. Consequently, only the shareholders of TELEFÓNICA MÓVILES will benefit from this distribution and, consequently, it has been taken into account for the formulation of the exchange ratio.

(ii)	By TELEFÓNICA:

(a)	The payment of a gross interim dividend of 0.25 euros per share, from the results of the year ended December 31, 2005, paid on May 12, 2006. This dividend was approved by the Board of Directors at its meeting of February 28, 2006 and notified to the market on the same day. The shareholders of TELEFÓNICA MÓVILES who become shareholders of TELEFÓNICA as a result of the merger do not benefit from that dividend. Consequently, it has been taken into account for the formulation of the exchange ratio.

(b)

As notified to the market on February 28, 2006, the Board of Directors of TELEFÓNICA intends to distribute in 2006 an additional gross dividend of 0.25 euros per share. This dividend will be paid in any event after the registration of the merger in Madrid Mercantile Registry.

Unlike the terms of the dividend mentioned above in section (i), both the shareholders of TELEFÓNICA and the shareholders of TELEFÓNICA MÓVILES who become shareholders of TELEFÓNICA as a result of the merger will benefit from this dividend. Consequently, it has not been taken into account for the calculation of the exchange ratio.

2.4	Valuation of TELEFÓNICA MÓVILES and TELEFÓNICA

2.4.1	Valuation of TELEFÓNICA MÓVILES

According to the financial advice received, the real value of the net worth of TELEFÓNICA MÓVILES used to calculate the exchange ratio was €44,172 million. This value represents a value per share of €10.20 and includes the adjustments for (a) the interim dividend declared by TELEFÓNICA MÓVILES of €0.205 per share from the results of the year ended December 31, 2005, which will be paid on July 21, 2006 to the current shareholders of TELEFÓNICA MÓVILES; and (b) the extraordinary dividend of €0.435 per share approved by the Board of Directors of TELEFÓNICA MÓVILES on March 29, 2006. The real value of the net worth of TELEFÓNICA MÓVILES is obtained by multiplying the value per share of €10.20 by the total number of shares of TELEFÓNICA MÓVILES of 4,330.55 million.

The exchange ratio resulting from this value and of the value of the shares of TELEFONICA as mentioned below is among the ranges that derive from the application of the different methodologies of valuation as described in the reports of Morgan Stanley & Co. Limited and Lehman Brothers Europe Limited.

2.4.2	Valuation of TELEFÓNICA

According to the financial advice received, the real value of the net worth of TELEFÓNICA used to calculate the exchange ratio was €60,297 million. This amount was calculated on the basis of the closing price of TELEFÓNICA on March 28, 2006 (€13.00 per share) adjusted by a total of €0.25 per share in relation to the dividend declared by TELEFÓNICA (not payable to the shareholders of TELEFÓNICA MÓVILES in relation to the shares of TELEFÓNICA which they would receive in accordance with the merger resolution) which is distributed on account of the results of the year ended December 31, 2005, and which will be paid on May 12, 2006 to the current shareholders of TELEFÓNICA. The real value of the net worth of TELEFÓNICA is obtained by multiplying such adjusted closing price of €12.75 per share, by a total of shares of TELEFÓNICA of 4,729.21 million, excluding the shares held as treasury stock.

2.5	Valuation criteria

TELEFÓNICA MÓVILES hired the services of Morgan Stanley & Co. Limited (“Morgan Stanley”) as financial adviser in relation to the merger and to advise TELEFÓNICA MÓVILES in the process of valuation of TELEFÓNICA MÓVILES and TELEFÓNICA (jointly referred to as the “Companies”) and in the determination and justification by TELEFÓNICA MÓVILES of the exchange ratio proposed for the merger, and for the issue of a fairness opinion on the planned transaction.

TELEFÓNICA MÓVILES also hired the services of Lehman Brothers Europe Limited (“Lehman Brothers”) as appraiser for this transaction and for the issue of another fairness opinion on the planned transaction.

On March 29, 2006 both entities each issued a fairness opinion in relation to the merger addressed to the Board of Directors of TELEFÓNICA MÓVILES, in which it was concluded that, on the basis of and subject to the terms of the documents mentioned, the exchange ratio of the merger, taking into account the dividends to be distributed prior to the execution of the transaction, is fair from a financial perspective for the shareholders of TELEFÓNICA MÓVILES other than TELEFÓNICA.

It is also placed on record that Credit Suisse Securities (Europe) Limited, as financial adviser of TELEFÓNICA for this transaction, has expressed to the Board of Directors of that company its opinion that the exchange ratio is fair for the shareholders of TELEFÓNICA.

With the advice of both entities, TELEFÓNICA MÓVILES performed the appropriate evaluations of the Companies and on the basis of same and following negotiation with TELEFÓNICA under market conditions, it decided the financial terms of the merger which are shown in the Merger Plan. In this respect it is placed on record that the extraordinary dividends of a total gross amount of 0.435 euros per share which it is envisaged that TELEFÓNICA MÓVILES will distribute to its shareholders prior to the merger were not initially envisaged in the proposal for the merger of TELEFÓNICA and are the result of such negotiation.

Morgan Stanley and Lehman Brothers carried out various valuation analyses of the Companies in relation to the preparation of their respective fairness opinions. A summary is provided in sections 2.5.1 and 2.5.2 below, separately, of each of the relevant analyses conducted by each of the above-mentioned entities.

2.5.1	Morgan Stanley

A summary is included below of the principal financial valuation analyses carried out by Morgan Stanley in relation to the preparation of its fairness opinion.

Trading Range Analysis

Morgan Stanley reviewed the range of closing prices of TELEFÓNICA and TELEFÓNICA MÓVILES shares for various periods ending on March 28, 2006. Morgan Stanley observed the following price ranges:

Period ending March 28, 2006	TELEFÓNICA	TELEFÓNICA MÓVILES
Current	€ 13.00	€ 10.74
Last Seven Days	€ 13.00 - € 13.27	€ 10.74 - € 10.95
Last Thirty Days	€ 13.00 - € 13.47	€ 9.75 - € 10.95
Last Three Months	€ 12.22 - € 13.47	€ 8.80 - € 10.95
Last Six Months	€ 12.22 - € 14.11	€ 8.53 - € 10.95
Last Twelve Months	€ 12.22 - € 14.11	€ 8.35 - € 10.95
Since TELEFÓNICA MÓVILES’ IPO (Nov 22, 2000)	€ 6.79 - € 18.11	€ 4.90 - € 11.09

Sum-of-the-parts Comparable Companies Analysis

Morgan Stanley compared certain financial information of TELEFÓNICA and TELEFÓNICA MÓVILES with publicly available consensus financial estimates for other companies that shared similar business characteristics to TELEFÓNICA and TELEFÓNICA MÓVILES, respectively.

Morgan Stanley used a sum-of-the-parts comparable valuation for both TELEFÓNICA and TELEFÓNICA MÓVILES, valuing the major assets of each of TELEFÓNICA and TELEFÓNICA MÓVILES. Morgan Stanley estimated the value of TELEFÓNICA MÓVILES as the sum of the values of its Spanish and Latin American businesses. Morgan Stanley estimated the value of TELEFÓNICA as the sum of the values of TELEFÓNICA MÓVILES and TELEFÓNICA’S domestic and Latin American fixed-line businesses, plus the value of its other minority holdings.

The companies used in this comparison included the following companies:

i)	With respect to TELEFÓNICA MÓVILES Spain: Cosmote.

ii)	With respect to TELEFÓNICA MÓVILES Latin America: America Móvil, Millicom.

iii)	With respect to TELEFÓNICA: Deutsche Telekom, France Telecom, Telecom Italia.

For the purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value (defined as market capitalization plus total debt less cash and cash equivalents, plus other adjustments) to estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization of the various companies within the TELEFÓNICA and TELEFÓNICA MÓVILES groups. Morgan Stanley applied this multiple to the 2006 expected earnings before interest, taxes, depreciation and amortization of TELEFÓNICA and TELEFÓNICA MÓVILES group companies, utilizing as information sources for TELEFÓNICA, publicly available consensus financial forecasts, and for TELEFÓNICA MÓVILES, financial forecasts prepared by the management of TELEFÓNICA MÓVILES.

Based on TELEFÓNICA’S and TELEFÓNICA MÓVILES current outstanding shares and options, Morgan Stanley estimated the implied value per TELEFÓNICA and TELEFÓNICA MÓVILES share, respectively, as of March 28, 2006, as follows:

Calendar Year Financials	Aggregate Value Range (€Bn)	Implied 2006E AV/EBITDA (x)	Implied Share Price Range (€)

TELEFÓNICA MÓVILES group Aggregate Value to Estimated 2006 Earnings Before Interests, Taxes, Depreciation and Amortization	50.2 – 58.7	7.7 – 9.1	10.19 – 12.16

TELEFÓNICA group Aggregate Value to Estimated 2006 Earnings Before Interests, Taxes, Depreciation and Amortization	121.4 – 134.3	6.1 – 6.8	14.34 – 17.07

No company utilized in the comparable companies analysis is identical to TELEFÓNICA or TELEFÓNICA MÓVILES. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TELEFÓNICA or TELEFÓNICA MÓVILES, such as the impact of competition on the businesses of TELEFÓNICA or

TELEFÓNICA MÓVILES and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of TELEFÓNICA or TELEFÓNICA MÓVILES or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley calculated the range of equity values per share for each of TELEFÓNICA and TELEFÓNICA MÓVILES based on a sum-of-the-parts discounted cash flow analysis.

With respect to TELEFÓNICA MÓVILES, Morgan Stanley relied on TELEFÓNICA MÓVILES’ financial projections provided by the management of TELEFÓNICA MÓVILES for calendar years 2006 through 2009. Morgan Stanley also assumed that the existing relationship between TELEFÓNICA and TELEFÓNICA MÓVILES already captured synergies identified by TELEFÓNICA MÓVILES and that a merger did not improve the capacity to capture any material synergies. In arriving at a range of equity values per share of TELEFÓNICA MÓVILES shares, Morgan Stanley calculated the individual values of TELEFÓNICA MÓVILES’ assets in each country (Spain, Chile, Colombia, Ecuador, Morocco, Mexico, Nicaragua, Panama, Peru, Guatemala, El Salvador, Argentina, Uruguay, Venezuela and Brazil.) Country-by-country terminal values were calculated by applying a range of perpetual growth rates, including a mid-point rate of 2.0% for Spain and a mid-point average rate of 4.0% for the various Latin American countries. The unlevered free cash flows (earnings before interests, tax, depreciation and amortization, increased by investments in net working capital and decreased by capital and tax expenses) from calendar year 2006 through 2009 and the terminal value were then discounted to present values using different discount rates on a country-by-country basis, including a mid-point rate of 8.4% for Spain and a mid-point average rate of 13.9% for the various Latin American countries.

With respect to TELEFÓNICA, Morgan Stanley relied on publicly available consensus financial forecasts for calendar years 2006 through 2010 from publicly available equity research analyst reports for the valuation of TELEFÓNICA’S fixed-line business, which was then added to the value of TELEFÓNICA MÓVILES and the value of TELEFÓNICA’S other minority holdings to obtain the aggregate value of the TELEFÓNICA group. In arriving at a range of equity values per share of TELEFÓNICA shares, Morgan Stanley calculated the terminal value by applying a mid-point perpetual growth rate of negative (1.5%) for the domestic fixed-line business and of 1.0% for the fixed-line Latin

American business. The unlevered free cash flows from calendar year 2006 through 2010 and the terminal value were then discounted to present values using mid-point discount rates of 8.5% for the domestic fixed-line business and of 13.0% for the Latin American fixed-line business.

The following table summarizes the results of Morgan Stanley’s analysis:

Key Assumptions	Implied Aggregate Value (€Bn)	Implied Equity Value (€Bn)	Implied Share Price (€)

TELEFÓNICA MÓVILES: mid-point perpetual growth rates of 2.0% for Spain and 4.0% average for Latin America and mid-point discount rates of 8.4% for Spain and 13.9% average for Latin America	64.6 – 70.1	58.5 – 64.0	13.51 – 14.79

TELEFÓNICA: mid-point perpetual growth rates of -1.5% for Spanish Fixed Line and of 1.0% average for Latin America Fixed Line and mid-point discount rates of 8.5% for Spanish Fixed Line and of 13.0% average for Latin America Fixed Line	130.1 – 139.2	76.5 – 85.6	16.16 – 18.11

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for TELEFÓNICA and TELEFÓNICA MÓVILES shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of TELEFÓNICA and TELEFÓNICA MÓVILES shares. The range of equity analyst price targets reviewed for TELEFÓNICA and TELEFÓNICA MÓVILES were €12.70 - € 15.20 and €9.30 - €10.82, respectively.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for TELEFÓNICA or TELEFÓNICA MÓVILES shares and these estimates are subject to uncertainties, including the future financial performance of TELEFÓNICA and TELEFÓNICA MÓVILES and future financial market conditions.

Exchange Ratio Analysis

Morgan Stanley reviewed the ratios of the volume weighted average prices of TELEFÓNICA shares divided by the corresponding volume weighted average prices of TELEFÓNICA MÓVILES shares over various periods ending March 28, 2006. Morgan Stanley compared the 1.25 exchange ratio, as set forth in TELEFÓNICA’S original proposal on Friday March 17, 2006 to the various implied exchange ratios. Morgan Stanley also compared the ratios of the prices of TELEFÓNICA and TELEFÓNICA MÓVILES shares implied by the sum-of-the-parts comparable companies analysis, the sum-of-the-parts discounted cash flow analysis’ and by future public market trading price targets for TELEFÓNICA and TELEFÓNICA MÓVILES prepared and published by equity research analysts.

The following table presents the results of this analysis:

				Implied Price for TELEFÓNICA MÓVILES(1) (3)
Period	TELEFÓNICA Price (€)	TELEFÓNICA MÓVILES Pr. (€)	Exchange Ratio	Including Dividends	Excluding Dividends(2)
Share Price Development
Since TELEFÓNICA MÓVILES’ IPO (22-Nov-2000)	11.70	8.58	1.364	9.53	9.56
Last Twelve Months Average	13.13	9.35	1.404	9.26	9.28
Last Six Months Average	12.98	9.64	1.346	9.65	9.67
Last Thirty Days Average	13.24	10.59	1.250	10.40	10.40
Current as on 28-Mar-2006	13.00	10.74	1.210	10.74	10.74
TELEFÓNICA Offer
4 TELEFÓNICA’S shares for every TELEFÓNICA MÓVILES’ share	13.00		1.250	10.40	10.41
Sum-of-the-parts Trading Multiples (Midpoint)
2006E	15.71	11.17	1.406	9.24	9.27
2007E	15.73	11.28	1.394	9.32	9.35
Discounted Cash Flow (Midpoint)
Sum-of-the-parts Discounted Cash Flow	17.14	14.15	1.211	10.73	10.73
Broker Valuation (Midpoint)
Broker target prices	13.95	10.06	1.387	9.37	9.40

1.	Based on TELEFÓNICA’S share price of € 13.00 as of March 28, 2006.

2.	Dividends per share of €0.205 for TELEFÓNICA MÓVILES shareholders and €0.25 for TELEFÓNICA shareholders, payable on July 21, 2006 and May 12, 2006 respectively.

3.	For the purpose of the determination of the implied price of TELEFONICA MOVILES the extraordinary dividends of 0.435 euros per share for the shareholders of TELEFONICA MOVILES to be paid July 21st, 2006 have not been taken into account.

2.5.2	Lehman Brothers

A summary of the principal financial valuation analyses carried out by Lehman Brothers in relation to the preparation of its fairness opinion is included below.

In order to assess the fairness of the exchange ratio offered by TELEFÓNICA, Lehman Brothers has compared:

•	The trading value of TELEFÓNICA MÓVILES and the key transaction comparables to the price being offered based to the market value of TELEFÓNICA share; and

•	The fundamental value of TELEFÓNICA MÓVILES based on DCF with an estimate of the equivalent fundamental value of TELEFÓNICA calculated using similar methodology

Lehman Brothers has also reviewed the value of the TELEFONICA share against trading comparables and brokers views on value to confirm that the market value of the TELEFONICA share is a reasonable basis for valuing the offer under the market valuation.

Finally, Lehman Brothers has carried out an analysis of the relative value of the TELEFÓNICA MÓVILES and TELEFÓNICA share price over time.

Lehman Brothers analysis is based upon TELEFÓNICA MÓVILES’s management projections for the business. These projections reflect the management team’s best estimations of the future development of the various units. In this assessment Lehman Brothers has performed:

•	A DCF valuation of TELEFÓNICA MÓVILES based on its business plan for the years 2006 to 2009, and an extrapolation for 2010.

•	A DCF valuation of TELEFÓNICA largely based on market forecasts for its businesses other than TELEFÓNICA MÓVILES.

Based on its conversations with Management, Lehman Brothers Europe Limited understands that no significant synergies will be derived from the merger.

Analysis of the valuation of TELEFÓNICA MÓVILES by the “Sum-of-the-Parts” methodology

Lehman Brothers has valued TELEFÓNICA MÓVILES by means of the “Sum-of-the-Parts” methodology, applying in each case the most appropriate valuation method according to the characteristics of the asset in question. For the cash position of TELEFÓNICA MÓVILES, Lehman Brothers has used the book values published by the company itself as of December 31, 2005. For the operating assets of TELEFÓNICA MÓVILES, as well as for stakes in subsidiaries, Lehman Brothers has used the cash flow discount methodology in order to determine the present net value of the cash flows generated by such assets discounted to their respective weighted average costs of capital. Lehman Brothers has envisaged other possible sources of creation of value such as tax credits generated in previous years as well as the deductibility of the amortization of goodwill and the tax credits for export activities.

The result of the “Sum-of-the-Parts” valuation of Lehman Brothers shows a price of €13.84 for each share of TELEFÓNICA MÓVILES. The implied value of the share of TELEFÓNICA MÓVILES would become €13.40 after taking into account the extraordinary dividend.

In addition to the cash flow discount valuation, as an additional reference, Lehman Brothers has valued the Spanish and Latin American assets of TELEFÓNICA MÓVILES using comparable transactions and listed companies, through the application of the implied multiples of those transactions and of those comparable listed companies to the projections of Earnings Before Interest, Taxes, Depreciation and Amortization given by the management team for the activities in Spain and Latin America.

TELEFÓNICA MÓVILES Comparables Valuation Analysis

In order to value TELEFÓNICA MÓVILES, Lehman Brothers Europe Limited has selected the following comparable companies and transactions:

•	Comparable Trading Companies:

•	Spain: based on major European wireless companies (Vodafone, Cosmote and Mobistar).

•	Latam Assets: based on Latin America wireless trading multiples (América Móvil, Telesp Celular, Telemig Celular, Tim Participaçôes).

Lehman Brothers applied the average multiple of the listed companies’ enterprise values to forecasted EBITDA for each 2006 and 2007 to TELEFÓNICA MÓVILES forecasted EBITDA for such years to calculate implied firm values for TELEFÓNICA MÓVILES, and then made adjustments to such firm values for other assets and liabilities. The results of this analysis were implied equity values of €9.8 to €10.0 per TELEFÓNICA MÓVILES share based on TELEFÓNICA MÓVILES forecasted 2006 and 2007, respectively.

•	Comparable Transactions

•	Spain: Lehman Brothers has selected the major European western transactions from the last 18 months (Telefónica/ O2, FT/ Amena, TI/ TIM). Lehman Brothers range has been selected by excluding the high and the low multiples. In the low end of the range, Lehman Brothers has also excluded the value of TELEFÓNICA MÓVILES’ tax credits on the basis that each of the comparable transactions ascribed significant value to tax assets or synergies which are therefore represented in the overall comparable multiple.

•	Latam Assets: Lehman Brothers has selected the major Latam mobile transactions since the end of 2004. By excluding the high/ low end of the range, Lehman Brothers valuation is based on the TIM Peru transaction with América Móvil and the TELEFÓNICA MÓVILES transaction with Bellsouth.

Lehman Brothers applied the average multiple of the enterprise values to prior last twelve months EBITDA to TELEFÓNICA MÓVILES forecasted EBITDA for 2006 to calculate implied firm value for TELEFÓNICA MÓVILES, and then made adjustments to such firm values for other assets and liabilities. The results of this analysis were implied equity values of €9.1 to €12.2 per TELEFÓNICA MÓVILES share based on TELEFÓNICA MÓVILES forecasted 2006.

Broker Views

Lehman Brothers reviewed brokers’ target prices for TELEFÓNICA MÓVILES shares in reports published between February 1, 2006 and March 9, 2006. The average of these target prices was €9.9 per share and the median was €10.2.

Historical Share Price Performance

Lehman Brothers reviewed the historical share price performance and trading volumes of TELEFÓNICA MÓVILES shares since its Initial Public Offering on November 22, 2000. Lehman Brothers also calculated the average market price of TELEFÓNICA MÓVILES shares for the one-month, three-months, six months and one-year periods prior to March 16, 2006. The following table sets forth the results of this analysis:

Period	Average Share Price (€)
Since IPO	8.1
Last 12 Months	9.1
Last 6 Months	9.1
Last 3 Months	9.5
Last Month	10.2

TELEFÓNICA Market Valuation Analysis

Historical Share Price Performance

Lehman Brothers reviewed the historical share price performance and trading volumes of TELEFÓNICA shares since TELEFÓNICA MÓVILES Initial Public Offering on November 22, 2000. Lehman Brothers also calculated the average market price of TELEFÓNICA shares for the one-month, three-months, six months and one-year periods prior to March 16, 2006. The following table sets forth the results of this analysis:

Period	Average Share Price (€)
Since IPO	11.8
Last 12 Months	13.2
Last 6 Months	13.2
Last 3 Months	12.9
Last Month	13.2

Broker Views

Lehman Brothers reviewed brokers’ target prices for TELEFÓNICA shares in reports published between February 22, 2006 and March 9, 2006.

The average of these target prices was €14.8 per share and the median was €15.0.

Analysis of the Valuation of TELEFÓNICA by the “Sum-of-the-Parts” methodology

Lehman Brothers has valued TELEFÓNICA MÓVILES by means of the “Sum-of-the-Parts” methodology, applying in each case the most appropriate valuation method according to the characteristics of the asset in question. For the cash position of TELEFÓNICA MÓVILES, Lehman Brothers has used the book values published by the company itself as of December 31, 2005. For the operating assets of TELEFÓNICA MÓVILES, Lehman Brothers has used the cash flow discount methodology in order to determine the present net value of the cash flows generated by such assets discounted to their respective weighted average costs of capital, with the exception of O2, which has been valued at the purchase price, as well as the stakes in TPI, Portugal Telecom and China Netcom, which have been valued at market prices. Lehman Brothers has envisaged other possible sources of creation of value such as tax credits generated in previous years as well as the deductibility of the amortization of goodwill.

The result of the “Sum-of-the-Parts” valuation of Lehman Brothers shows a price of €17.81 for each share of TELEFÓNICA.

Adjusted opinion of Equity Research Analysts

Lehman Brothers has recalculated the price targets set by the equity research analysts by replacing the valuation which they gave to TELEFÓNICA MÓVILES (in cases in which it was available) with that obtained by cash flow discounting on the basis of the estimates provided by the management team.

The average of these “adjusted” price targets became €18.01 per share, whereas the median became €17.82.

Relative Valuation: Exchange Ratio Analysis

Lehman Brothers performed a relative analysis of the historical share price performance for both TELEFÓNICA MÓVILES and TELEFÓNICA by comparing market prices of TELEFÓNICA MÓVILES shares to market prices of TELEFÓNICA shares during the period from March 16, 2006 to March 24, 2006. Lehman Brothers also calculated the average ratio of the market price of a TELEFÓNICA share to the adjusted price of a TELEFÓNICA MÓVILES share for the month prior to the offer, the six-month period of September 2005 through

March 2006, and the one-year period of March 2005 through March 2006. The following table sets forth the results of this analysis:

Period	Average Ratio
Last 12 Months	1.46
Last 6 Months	1.43
Last Month	1.33
Since TELEFÓNICA Offer (16/03/2006)	1.21

The average ratio showed does not take into account the dividends made known by both companies and that will be paid before the merger is registered.

Lehman Brothers Europe Limited also calculated the average ratio using relative fundamental valuations, implying average exchange ratios of 1.24 to 1.34, without taking into consideration the extraordinary dividend of €0.435 per share, and of 1.28 to 1.38 taking into account such dividend.

2.6	Comparison with the criteria envisaged for de-listing offers

Merely by way of indication, the directors or TELEFÓNICA MÓVILES requested Morgan Stanley and Lehman Brothers to calculate the values of TELEFÓNICA MÓVILES which would result from the application of the criteria established in section 3 of Article 7 of Royal Decree 1197/1991, of July 26, taking into consideration the dividends which TELEFÓNICA MÓVILES intends to pay to its shareholders before the registration of the merger.

Such analysis leads to the following values:

2.6.1	Morgan Stanley

A summary is included below of the analysis performed by Morgan Stanley in relation to the valuation of TELEFÓNICA MÓVILES in accordance with the criteria established in section 3 of Article 7 of Royal Decree 1197/1991, of July 26.

(i)	Underlying book value: 1.33 euros per share of TELEFÓNICA MÓVILES, resulting from dividing the “net worth attributable to the shareholders of the parent company” by the number of shares of TELEFÓNICA MÓVILES.

(ii)	Liquidation value:

In the opinion of Morgan Stanley, the liquidation value of TELEFÓNICA MÓVILES would never exceed the market valuation of TELEFÓNICA MÓVILES determined by methodology based on the continuity of the business and the future results. The range of the liquidation value would at all times and in any event be below the market value and could be determined as a range between:

(a)	Book value of TELEFÓNICA MÓVILES.

(b)	Value of the sum of the parts of TELEFÓNICA MÓVILES deducting the debt, contingent liabilities, other expenses, taxes and the adverse effect on the sale price of assets of the lower competitive tension in an auction process.

(iii)	Average listed price of TELEFÓNICA MÓVILES in the last 6 months: 9.64 euros per share.

(iv)	Price of the consideration previously offered, if some tender offer had been made in the last year:

No tender over has been made for TELEFÓNICA MÓVILES in the past year or previously.

2.6.2	Lehman Brothers

A summary is included below of the analysis performed by Lehman Brothers in relation to the valuation of TELEFÓNICA MÓVILES in accordance with the criteria established in section 3 of Article 7 of Royal Decree 1197/1991, of July 26.

(i)	Underlying book value:

The underlying book value of TELEFÓNICA MÓVILES amounts to 1.43 euros per TELEFÓNICA MÓVILES share, resulting from dividing the “net worth” by the number of shares of TELEFÓNICA MÓVILES.

(ii)	Liquidation value:

The liquidation value of an enterprise is intended to reflect its value in a possible situation of dissolution and final conclusion of business. Therefore, it is a static approach, since it only takes into consideration the situation of its assets and liabilities at the time of the valuation and not the income which they may generate in the future. Therefore, the principle of the company’s on going concern is not taken into account.

The process is based essentially on obtaining the net worth resulting from realizing all the assets and liquidating all the liabilities of the company taking into consideration the latent capital gains/losses, as well as the contingencies which may exist. It must be borne in mind that, in practice, the price obtained upon the transfer of some of the assets may be lower than their book value. This will essentially depend on the speed with which it is necessary to sell them.

Lehman Brothers considers that the liquidation value of the company is lower than the value of the going concern.

If a sale in parts of the different subsidiaries in each country is considered, the valuation methodology would be quite similar to that used in the scenario of the Discount of Cash Flows reducing their valuation by the investment necessary for them to operate independently.

It is necessary to consider the fact that the combined management of the assets within TELEFÓNICA MÓVILES benefits from substantial synergies, of benefits (fame of the trademark, technological development) as well as of costs (economies of scale, cost of equipment, central functions).

Therefore, in the opinion of Lehman Brothers, under no circumstance would the valuation resulting from an analysis of the sum of the parts exceed that obtained on the basis of the Discount of Cash Flows.

(iii)	Average listed price of TELEFÓNICA MÓVILES:

The average listed price of TELEFÓNICA MÓVILES in the 6 months of effective trading prior to the date of announcement of the transaction (i.e., the 180 days on which the shares were traded) was 9.13 euros.

(iv)	Price of the consideration previously offered, if some tender offer had been made in the past year:

No tender offer has been made for TELEFÓNICA MÓVILES in the past year or previously.

Consequently, the valuation of the share of TELEFÓNICA MÓVILES used in the merger (10.20 euros per share) is greater than the highest of the prices which would result from the application of the criteria provided in Article 7.3 of Royal Decree 1197/1991, of July 26, all of this taking into account the dividends which TELEFÓNICA MÓVILES intends to pay to its shareholders before the registration of the merger.

2.7	Conclusions

On the basis of the foregoing, the directors of TELEFÓNICA MÓVILES conclude:

•	That the merger the subject-matter of this Report is highly advisable for both participating entities and their shareholders, since it constitutes the most efficient mechanism to face the new demands from clients, the technological change and the new competitive environment in the market, resulting into a higher value growth for the shareholders; and

•	That the exchange ratio has been determined according to the real values of the companies involved in the merger and is considered fair for the shareholders of TELEFÓNICA MÓVILES other than its majority shareholder TELEFÓNICA, as conformed by the fairness opinions issued for the Board of Directors of TELEFÓNICA MÓVILES by Morgan Stanley and Lehman Brothers.

* * *

Free translation of a report originally issued in Spanish

In the event of discrepancy, the Spanish Language version prevails

Independent expert report in relation to the plan for

the merger by absorption of

Telefónica Móviles, S.A. by Telefónica, S.A.

KPMG Auditores, S.L.

This report contains 13 pages

This report contains 2 appendices

Free translation of a report originally issued in Spanish

In the event of discrepancy, the Spanish Language version prevails

To the directors of

Telefónica, S.A. and

Telefónica Móviles, S.A.

Pursuant to the provisions of article 236 of the Revised Text of the Spanish Corporations Law Mr. Alfonso Presa de la Cuesta, Mercantile Registrar number XVII for Madrid and its province, appointed KPMG Auditores, S.L. as independent expert to prepare this single report regarding the plan to carry out a merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A. (hereinafter jointly referred to as the Companies) and about the equity contributed by the company that will be dissolved and, in particular, as to whether or not the share exchange ratio is justified, the methods that have been used to calculate it and whether these are appropriate, stating the values determined and any specific valuation difficulties that may exist, as well as stating whether the equity contributed by the company that will be dissolved is at least equal to the increase in share capital of the acquiring company.

1	Description of the Transaction

1.1	Identification of the entities participating in the merger

•	Telefónica, S.A. (hereinafter Telefónica or the Acquiring Company)

Telefónica, domiciled in Madrid, at Gran Vía, 28, was incorporated for an indefinite period by means of a notarial instrument executed before Mr. Alejandro Roselló Pastor, a Madrid Notary, on 19 April 1924, at entry No. 141 in his notarial register.

Telefónica is registered with the Commercial Registry of Madrid, in Book 12.534, Folio 21, Page M-6.164.

Telefónica’s Taxpayer ID number is A-28.015.865.

•	Telefónica Móviles, S.A. (hereinafter Telefónica Móviles or the Acquired Company)

Telefónica Móviles, domiciled in Madrid, calle Goya 24, was incorporated for an indefinite period by means of a notarial instrument executed before Mr. José Antonio Escartín, a Madrid Notary, on 14 February 2000, at entry No 141 in his notarial register.

Telefónica Móviles is registered with the Commercial Registry of Madrid in Book 14,837, Folio 155 of section 8ª, Page M-246786

Telefónica Móviles’ Taxpayer ID number is A-82573759.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

1.2	Merger exchange ratio

In accordance with the Merger Plan prepared by the boards of directors of Telefónica and Telefónica Móviles (hereinafter, the Plan or the Merger Plan), approved on 29 March 2006, the exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the net equity of Telefónica and Telefónica Móviles, will be as follows (with no supplemental cash compensation):

Four (4) shares of Telefónica, each having a par value of one Euro (Euros 1), for every five (5) Telefónica Móviles shares, each having a par value of fifty centimes (Euros 0.50).

The dividends that both companies plan to distribute (see section 1.6) have been taken into consideration in determining the share exchange ratio

Furthermore, as mentioned in the Plan, Credit Suisse Securities (Europe) Limited (hereinafter Credit Suisse) as Telefónica’s financial advisor for this transaction (hereinafter, the Transaction) rendered a written fairness opinion as of that date to the board of the Acquiring Company to the effect that the exchange ratio determined for the merger was fair to Telefonica’s shareholders. Telefónica Móviles engaged Morgan Stanley & Co. Limited (hereinafter Morgan Stanley) to act as financial advisor and appraiser for the Transaction and Lehman Brothers Europe Limited (hereinafter Lehman) to act as appraiser for the Transaction These entities rendered written fairness opinions to the board of the Acquired company to the effect that the agreed-upon exchange ratio is fair for the shareholders of Telefónica Móviles other than its majority shareholder, Telefónica.

1.3	Merger balance sheets

For the purposes set forth in Article 239 of the Revised Text of the Spanish Corporations Law, the balance sheets for the merger shall be deemed to be the individual balance sheets of Telefónica and Telefónica Móviles as of 31 December 2005. These balance sheets were adopted by the respective boards of directors on 28 and 27 February 2006 and verified by the auditors of both companies and will be submitted for the approval at the general shareholders’ meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

The merger balance sheet as at 31 December 2005 of Telefónica has been audited by Ernst & Young, S.L., who issued an unqualified audit report thereon dated 1 March 2006.

The merger balance sheet as at 31 December 2005 of Telefónica Móviles has also been audited by Ernst & Young, S.L., who issued an unqualified audit report thereon dated 28 February 2006.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

1.4	Maximum increase in capital of Telefónica

The Merger Plan states that Telefónica will increase its share capital by the exact amount needed to make the exchange for Telefónica Móviles shares in accordance with the exchange ratio established in the Plan. The amount of the share capital increase may be reduced by the delivery of Telefónica treasury shares.

The Merger Plan states, that at the date of the Plan, Telefónica directly or indirectly held four thousand and three million nine hundred thousand seven hundred and forty nine (4,003,900,749) shares in Telefónica Móviles, representing 92.457% of its share capital. Nevertheless, according to information provided by Telefónica, at the date of issue of this report, Telefónica holds 4,005,900,749 shares in Telefónica Móviles, representing 92.503% of its share capital.

Furthermore, Telefónica has informed us that as foreseen in the Merger Plan, within the framework of the proposed merger and to reorganise its shareholding, it has acquired nine hundred and twenty seven million nine hundred and seventeen thousand six hundred and twenty (927,917,620) shares of Telefónica Móviles, representing 21.427% of the share capital held by Telefónica Internacional, S.A., Unipersonal, a company solely owned by Telefónica. As a result of this intragroup transaction the interest held by Telefónica in Telefónica Móviles is a totally direct interest, thereby avoiding the emergence of indirect treasury shares as a result of the merger. This transaction has been carried out at the average price of the Telefónica Móviles share from the date it was floated to the date the Merger Plan was signed (calculated as the weighted average per volume of closing quotations each day from flotation to 28 March 2006) amounting to Euros 8.653 per share.

The shares comprising the abovementioned 92.503% interest held by Telefónica in Telefónica Móviles will not be part of the exchange for Telefónica shares in compliance with the provisions of Article 249 of the Revised Text of the Spanish Corporations Law and legislation governing treasury stock.

The share capital of Telefónica Móviles is represented by 4,330,550,896 shares. The Merger Plan states that Telefónica Móviles held 1,599 treasury shares at that date. Furthermore, Telefónica Móviles held an option to purchase twenty million nine hundred and fifty seven thousand seven hundred and eighty four (20,957,784) Telefónica Móviles shares in relation to the Telefónica Móviles share option plan (the MOS Plan). These shares were owned by Caja de Ahorros y Pensiones de Barcelona (hereinafter La Caixa) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter BBVA), and were subscribed by these entities in the terms of the abbreviated information prospectus verified by the Spanish Securities Market Commission (CNMV) on 28 September 2001. The MOS Plan expired on 3 January 2006 and at the date of this report is being settled. According to Telefónica Móviles, this will be completed prior to inscription of the merger in the Commercial Registry. Notwithstanding, Telefónica will succeed Telefónica Móviles as the entity bound by any outstanding obligation deriving from the settlement.

Subsequent to exercising the abovementioned purchase option, Telefónica Móviles will hold treasury stock that will not be used to settle liquidate the MOS Plan (a maximum of 20,957,784 shares). These shares, together with the 1,599 shares mentioned above will not be part of the share exchange in compliance with article 249 of the Revised Text of the Spanish Corporations Law and similar legislation.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Based on the information provided by the Companies, Telefónica Móviles does not expect to modify its share capital or treasury stock, except for the modifications to treasury stock deriving from the abovementioned circumstances.

Consequently, and based on the information provided by the Companies, at the date of this report it is not possible to determine the exact number of shares that will be necessary for the settlement of the Plan and, consequently, the exact number of Telefónica Móviles shares that will take part in the exchange. As a result, it is not possible to establish the number of shares that Telefónica will convey or issue for the exchange foreseen in the Merger Plan.

Consequently, considering the provisions of article 249 of the Revised Text of the Spanish Corporations Law, for the share exchange foreseen in the Merger Plan (4 Telefónica shares for every 5 Telefónica Móviles shares) and assuming that:

•	The share capital of Telefónica Móviles, currently comprising 4,330,550,896 shares of Euros 0.5 par value each, will not be modified until inscription of the merger in the Commercial Registry;

•	Telefónica will continue to directly hold a total of 4,005,900,749 Telefónica Móviles shares (representing 92.503% of share capital) and

•	The treasury stock of Telefónica Móviles at the date of the inscription in the Commercial Registry of the merger deed will amount to a minimum of 1,599 treasury shares.

The maximum number of Telefónica Móviles shares that will be subject to the exchange would be 324,648,548, and consequently, the maximum number of Telefónica shares to be conveyed to Telefónica Móviles shareholders on the merger would amount to 259,718,838. The maximum number of shares to be issued by Telefónica would amount to 259,718,838 with a par value of Euros 1 each. Consequently, the maximum amount of the share capital increase that would be required would be Euros 259,718,838. In accordance with the Merger Plan, the difference between the net book value of the equity received by Telefónica by virtue of the merger and the nominal value of the new shares issued by Telefónica, adjusted down by the proportion that the new shares represent of the total shares to take part in the exchange, will be considered share premium. Based on the information provided by Telefónica, considering this criterion and in accordance with article 47.2 of the Spanish Corporation Law, the share capital increase would not be accompanied by a share premium.

Notwithstanding the above, the maximum amount of the capital increase that would be carried out by Telefónica pursuant to the exchange ratio determined may be reduced through the conveyance to Telefónica Móviles shareholders of old own shares held by Telefónica as treasury stock. Based on the above, it could be the case that it may not be necessary to increase share capital for the share exchange. According to information received, Telefónica has not taken any decision regarding the proportion of new and old shares to be exchanged. This decision will be taken by the Board of Directors of Telefónica prior to convening the general meeting in which the shareholders will deliberate on the merger.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Finally, considering that the shares cannot be divided and fractions of shares cannot be issued or conveyed, the total number of Telefónica Móviles shares remaining in the market and subject to exchange must be a multiple of the share ratio. To this end the Companies will acquire shares or dispose of the excess amount when appropriate.

The new shares to be issued, where appropriate, will be entirely paid-up as a result of the en bloc conveyance of the equity of Telefónica Móviles to Telefónica, which, through universal succession will acquire the rights and obligations of Telefónica Móviles.

1.5	Date from which the shares delivered in exchange will carry the right to participate in corporate earnings

Shares that may be issued by Telefónica in connection with the capital increase mentioned in the previous paragraph, will entitle their owners to participate in the corporate earnings obtained by Telefónica as from 1 January 2006.

Previously existing Telefónica shares and shares delivered or issued in connection with the exchange will participate, with equal rights in proportion to the par value of each share, in distributions made after the date that the merger deed is recorded with the Commercial Registry.

1.6	Dividends

For the preparation of the Merger Plan and the determination of the share exchange ratio indicated in Section 1.2 above, the boards of directors of Telefónica and Telefónica Móviles took into consideration the following dividend-payment plans prior to the merger deed being inscribed with the Commercial Registry:

a)	Telefónica plans to make the following distribution:

i.	Payment of a gross annual dividend of Euros 0.25 for the year ended 31 December 2005, which will be paid on 12 May 2006. This dividend was approved by the board of directors at its meeting held on 28 February 2006 and was announced to the market that same day.

As indicated in Section 1.5 above, Telefónica Móviles shareholders who become Telefónica shareholders as a result of the merger will not be entitled to receive this dividend. This has been taken into consideration in the calculation of the share exchange ratio.

b)	Telefónica Móviles plans to make the following distribution:

i.	Previously announced dividend: Payment of a gross dividend of Euros 0.205 per Telefónica Móviles share on account of distributable profit for 2005 and with a charge to freely distributable reserves.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

The proposed distribution was approved by the Board of Directors in their meeting of 27 February 2006 and announced to the market the following day. Distribution is subject to the approval of the shareholders of Telefónica Móviles at an ordinary general meeting. This dividend is expected to be paid on 21 July 2006 and, in any case, prior to inscription of the merger of Telefónica and Telefónica Móviles in the Commercial Registry. Consequently, only the shareholders of Telefónica Móviles will benefit. This has been taken into consideration in the determination of the share exchange ratio.

ii.	Dividends proposed by the board of directors of Telefónica Móviles for approval by the shareholders at their General Meeting within the framework of the negotiation between Telefónica and Telefónica Móviles which is subject to approval of the merger by the Shareholders of both companies.

•	Payment of a gross dividend of Euros 0.085 per Telefónica Móviles share with a charge to the share premium reserve and other freely distributable reserves. At a meeting held on 29 March 2006 the board of directors of Telefónica Móviles agreed to submit this proposal for approval of the shareholders at the ordinary general meeting of Telefónica Móviles.

•	Payment of a gross dividend of Euros 0.35 per Telefónica Móviles share on account of profits generated from 1 January to 28 March 2006. At a meeting held on 29 March 2006 the Board of Directors of Telefónica Móviles agreed to submit this proposal for approval of the shareholders of Telefónica Móviles at their Ordinary General Meeting.

The two proposals are dependent on the proposed merger being approved by the shareholders of both companies. If these proposals are approved by the shareholders of Telefónica Móviles and the abovementioned condition is met, the distribution of those dividends (for a total amount of Euros 0.435 gross per share of Telefónica Móviles) would be made at the same date as the previously announced dividend distribution, that is, 21 July 2006. Only the shareholders of Telefónica Móviles would benefit from this distribution, which has been taken into consideration in the determination of the share exchange ratio.

1.7	Date of the accounting effects of the merger

The date from which the transactions of Telefónica Móviles will be deemed for accounting purposes to be for the account of Telefónica is 1 January 2006.

1.8	Administrative authorizations

The effectiveness of the planned merger will be subject to the provision of notices and the procurement of the applicable relevant authorizations and registrations in Spain and in the other jurisdictions in which both companies are present.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

2	Valuation methods used to determine the share exchange ratio

A description of the methods followed by the Board of Directors of Telefónica and Telefónica Móviles to determine the share exchange ratio, based on information received from these companies, is as follows:

2.1	Valuation methods applied by the directors of Telefónica

Based on information received, Telefónica contracted the services of Credit Suisse to provide financial advice in relation to the Merger Transaction between Telefónica Móviles and Telefónica and to evaluate the proposed exchange ratio and express an opinion, from an exclusively financial point of view, on the proposed exchange ratio.

At the meeting held on 29 March 2006 by the board of directors of Telefónica to evaluate the merger, Credit Suisse rendered a written opinion at that date to the board to the effect that as of that date and based on and subject to the matters described in the opinion -including the assumption that the shareholders of Telefónica Móviles would be paid a dividend of Euros 0.435 per share in addition to the dividend previously announced of Euros 0.205 per share prior to the merger - the share exchange ratio of four Telefónica shares for every five Telefónica Móviles determined for the merger was fair from a financial point of view to the shareholders of Telefónica.

With the advice of Credit Suisse, Telefónica carried out the required work to evaluate the Companies, and based thereon and after arm’s-length negotiations with Telefónica Móviles, decided upon the financial terms of the transaction.

Credit Suisse performed valuation analyses of the Companies as part of their work in relation to the preparation of their fairness opinion, which are summarised in Appendix I to this report.

2.1.1	Valuation of Telefónica

The actual value of Telefónica, understood as the actual value of the company or equity value, used to determine the share exchange ratio amounts to Euros 60,960 million. This amount has been calculated based on the closing price of Telefónica shares on 27 March 2006 (Euros 13.14 per share), discounting a total of Euros 0.25 per share.

This adjustment has been made considering the interim dividend that Telefónica expects to distribute prior to the registration of the merger and, consequently, will not be attributable to the shareholders of Telefónica Móviles once the share exchange has been carried out.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

It should be noted that on 28 February 2006 an additional dividend distribution of Euros 0.25 per share was announced, subject to the pertinent corporate authorisations. This additional amount is expected to be paid subsequent to the registration of the merger and has consequently not been taken into consideration for adjustment because it will benefit both the shareholders of Telefónica and the shareholders of Telefónica Móviles and will therefore have a neutral impact on the determination of the share exchange ratio.

The closing price of Telefónica shares adjusted to reflect the abovementioned dividends amounts to Euros 12.89 per share which multiplied by a total of Telefónica shares net of the treasury shares totalling 4,729 million, amounts to Euros 60,960 million.

2.1.2	Valuation of Telefónica Móviles

The actual value of Telefónica Móviles used to determine the share exchange ratio is Euros 44,657 million.

Based on the information provided by Telefónica this actual value was determined within certain ranges to match the 4:5 share exchange ratio. The ranges were calculated using different valuation methodologies described in Appendix I to this report. Dividends were also discounted of Euros 0.435 and Euros 0.205 per Telefónica Móviles share which are expected to be distributed prior to the registration of the merger. As a result, the unit value per Telefónica Móviles shares is Euros 10.312.

2.2	Valuation methods applied by the directors of Telefónica Móviles

With the advice of Morgan Stanley, Telefónica Móviles performed the required work to evaluate Telefónica and Telefónica Móviles for the purposes of the planned merger transaction and based thereon and following negotiation with Telefónica, it decided the financial terms of the merger.

Telefónica Móviles contracted Morgan Stanley and Lehman Brothers to both issue fairness opinions on the Transaction.

Morgan Stanley and Lehman Brothers carried out valuation analyses of the companies involved in the merger as part of their work in relation to the preparation of the fairness opinions

A summary of these analyses is included in Appendix II to this report.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

2.2.1	Valuation of Telefónica

The actual value of the net equity of Telefónica used to determine the share exchange ratio was Euros 60,297 million. This amount was calculated based on the closing price of Telefónica at 28 March 2006 (Euros 13.00 per share) adjusted by a total of Euros 0.25 per share in relation with the dividend announced by Telefónica (not payable to the shareholders of Telefónica Móviles who would receive Telefónica shares in accordance with the terms of the merger) that would be distributed on account of profits for the year ended 31 December 2005 on 12 May 2006 to the present shareholders of Telefónica. The actual value of the net equity of Telefónica results from multiplying this adjusted closing price of Euros 12.75 per share by a total of 4,729.21 million Telefónica shares, excluding treasury stock.

2.2.2.	Valuation of Telefónica Móviles

The actual value of the net equity of Telefónica Móviles used to determine the share exchange ratio was Euros 44,172 million. This value represents a price per share of Euros 10.20 and includes adjustments for (a) the Euros 0.205 dividend per share announced by Telefónica Móviles with a charge to profits for the year ended 31 December 2005 and freely distributable reserves which will be paid on 21 July 2006 to the current shareholders of Telefónica Móviles and (b) the extraordinary dividend of Euros 0.435 per share proposed by the board of directors of Telefónica Móviles on 29 March 2006. The actual value of the net equity of Telefónica Móviles is the result of multiplying the value per share of Euros 10.20 by the total of 4,330.55 million Telefónica Móviles shares.

2.3	Resulting exchange ratio

The exchange ratio resulting from the actual value of the net equity described above is four Telefónica shares for every five Telefónica Móviles shares.

3	Scope and procedures applied in our work

Our analyses and confirmations have been carried out solely to comply with the requirements of article 236 of the Revised Text of the Spanish Corporations Law. The following procedures have been employed in our work:

3.1	Procurement of the following information:

•	The Merger Plan of 29 March 2006 formulated and approved by the boards of directors of Telefónica and Telefónica Móviles.

•	Certificates of agreements of the boards of directors of Telefónica and Telefónica Móviles relating to the approval of the Merger Plan of 29 March 2006.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

•	Fairness opinions and valuation reports on the Companies prepared by Credit Suisse, Morgan Stanley and Lehman Brothers, upon request of the respective boards of directors of the respective Companies.

•	Individual and consolidated audited annual accounts of Telefónica and Telefónica Móviles for the years ended 31 December 2004 and 2005, audited by Deloitte, S.L and Ernst & Young, S.L

•	Balance sheet and statement of profit and loss of Telefónica Móviles at 28 March 2006, together with the agreed procedures report prepared by Ernst & Young at that date.

•	Financial projections of the statement of profit and loss of Telefónica Móviles, prepared by management for the period from 1 January 2006 to 31 December 2009, together with the main assumptions used in the preparation of the projections.

•	Analytical financial information for Telefónica Móviles by business line for the years ended 31 December 2004 and 2005.

•	Financial projections of the consolidated statement of profit and loss of Telefónica, prepared by management for the period from 1 January 2006 to 31 December 2009.

•	Actual value of the net equity of Telefónica and Telefónica Móviles used to determine the share exchange ratio and details of the calculation of these amounts, together with the description of the methodologies used to determine the exchange ratio.

•	Maximum and minimum number of treasury shares that Management of the Companies estimate would be held by Telefónica Móviles at the date of registration of the Merger.

•	Number of Telefónica Móviles shares held by Telefónica at the date of issue of the report.

•	Maximum amount of the share capital increase to be made by Telefónica for the share exchange with Telefónica Móviles based on the ratio determined and details of the net equity to be conveyed by the company to be dissolved.

•	Maximum number of Telefónica shares necessary for the share exchange.

•	Other relevant information at the date of the report, together with the terms of the intragroup transaction mentioned in section I above performed by Telefónica.

•	Details of consolidated financial information of Telefónica Móviles for the year ended 31 December 2005.

•	Other valuation reports on the Companies prepared or commissioned by management of each of the Companies in the last two years.

•	Stock exchange information on Telefónica and Telefónica Móviles share prices.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

•	Stock exchange information on shares of companies comparable to Telefónica and Telefónica Móviles.

•	Publicly available information on transactions concerning shares of companies with similar activities to those of Telefónica Móviles and Telefónica or any of their businesses, where appropriate.

•	Financial reports prepared by equity research analysts on Telefónica and Telefónica Móviles.

•	Other information considered relevant to our work.

3.2	Detailed review and analysis of the abovementioned information considered necessary to perform our work

3.3	Review and analysis using available information of each of the valuation reports and the fairness opinions provided by the respective investment banks

3.4	Review of the valuation methodologies employed and the respective parameters used to determine the share exchange ratio for the projected merger, with available supporting documentation.

3.5	Analysis of the equity contributed by Telefónica Móviles as consideration for the share capital increase to be carried out by Telefónica, where appropriate.

3.6	Sensitivity analysis of the most significant variables which could affect the business of the Companies and, consequently, their estimated values and the corresponding share exchange ratio.

3.7	Meetings with management of both Companies and their advisors to gather other information, where applicable, which may be considered relevant to our work.

3.8	Procurement of a letter signed by the management of each Company confirming, inter-alia, that, to the best of their knowledge, we have been provided with all information considered relevant for the preparation of our independent expert report, and that no other events have taken place between the date of the auditors’ reports of Telefónica and Telefónica Móviles for the year ended 31 December 2005 and the date of our report that have not been brought to our attention and which would substantially modify the true and fair view of the Companies’ equity and/or financial position at that date and, consequently, affect the merger share exchange ratio.

Our work has been based on audited and/or unaudited information provided by Management of the Companies. For the purposes of our work we have assumed that this information is complete and accurate, and that it reflects the Companies’ Management’s best estimates of the future operating and financial prospects of the businesses

Our work has also been based on information taken from public sources. However, our work did not include contrasting this information with external evidence. Nonetheless, we have confirmed, to the extent possible, that information provided is consistent with other data that has been provided to us during the course of our work.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

We have assumed that all the required authorisations and registrations in Spain and other jurisdictions in which the companies are present, which are necessary to carry out the proposed Merger Transaction will be obtained without any adverse effect to Telefónica or Telefónica Móviles or the expected benefits of the Merger Transaction which could have a significant effect on our analysis.

We would also point out that our work is of an independent nature and therefore does not represent any kind of recommendation to Companies’ management, shareholders or third parties in relation to the position which should be taken regarding the planned Merger Transaction or other transactions involving the Companies’ shares. Our work does not address the relative merits of the current or past business strategies of the Companies or the planned Merger Transaction as compared to other business strategies or transactions that might be available to the Companies, nor does it address the underlying business decision of the Companies to proceed with the proposed Merger Transaction.

4	Special valuation difficulties

4.1	In addition to objective factors, all valuation work involves subjective factors which require the use of judgment. Consequently, the “value” obtained represents only a point of reference for the parties interested in carrying out a transaction. It is therefore not possible to provide assurance that third parties would necessarily agree with the conclusions reached.

4.2	It should also be taken into consideration that, in the context of an open market, different prices could exist for a particular business due to a number of subjective factors.

4.3	The discounted cash flow method used, among others, by the Companies and their financial advisors for the valuation of Telefónica and Telefónica Móviles has been based on the financial projections of the Companies prepared in accordance with the assumptions determined by the Companies’ management, comprising their best estimates and judgments based on current circumstances and expected developments. Given the uncertainties inherent in any information concerning the future, certain assumptions may not materialize as initially defined and unexpected events could occur. It should be also taken into consideration that Telefónica Móviles forms part of the Telefónica group and the policies of both companies could therefore be more closely inter-related. Considering both of these circumstances, the estimated results and cash flows may not materialize as defined, and the values obtained could therefore be affected.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

5	Conclusions

Based on the work carried out, with the sole purpose of complying with article 236 of the Revised Text of the Spanish Corporations Law and considering those matters described in section 4 above, we consider that:

•	The valuation methodologies used to determine the actual value of the Companies are appropriate in the context and the circumstances of the proposed Transaction, and justify the share exchange ratio proposed in the Merger Plan.

•	The net equity transferred by the Acquired Company is at least equal to the maximum increase in capital of the Acquiring Company as foreseen in the Merger Plan.

Our conclusion should be interpreted within the context of the scope of our verifications, which does not include responsibilities other than those relating to the reasonableness of the methods employed and the proposed share exchange ratio.

This report has been prepared exclusively to comply with the provisions of article 236 of the Revised Text of the Spanish Corporations Law and should not be used for any other purpose.

Ana Martínez Ramón

Partner

10 May 2006

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix I

This Appendix should be read in conjunction with the

KPMG Auditores, S.L report dated 10 May 2006

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix I

Justification of the exchange rate ratio and valuation analysis

Telefónica engaged Credit Suisse to act as its financial adviser in relation to the merger between Telefónica Móviles and Telefónica and to render an opinion from an exclusively financial point of view on the share exchange ratio proposed for the Transaction. On 29 March 2006 at a meeting of Telefónica’s Board of Directors held to evaluate the merger, Credit Suisse rendered a written opinion at that date to the board to the effect that as of that date and based on and subject to the matters described in the opinion - including the assumption that prior to the merger Telefónica Móviles will pay its shareholders a dividend of Euros 0.435 per share in addition to the previously announced dividend of Euros 0.205 per share – the exchange ratio determined for the merger was fair, from a financial point of view to the shareholders of Telefónica.

With the advice of Credit Suisse, Telefónica carried out the required work to evaluate the Companies, and based thereon and after arm’s-length negotiations with Telefónica Móviles, decided upon the financial terms of the transaction.

As part of its financial advisory services to Telefónica, Credit Suisse carried out analyses of the valuation of the companies in relation to the preparation of its fairness opinion, which are summarised below.

Valuation methodologies

Credit Suisse adopted the following principal methodologies when analysing the share exchange ratio:

•	Historical share price ranges;

•	Equity research analysts’ target prices;

•	Comparable company sum of the parts analysis (SOTP) and

•	Discounted Cash Flow (DCF) analyses, based both on SOTP and on Telefónica and Telefónica Móviles as a whole.

Credit Suisse has performed its analyses based on closing prices for the ordinary shares of Telefónica and Telefónica Móviles as of 24 March 2006, adjusted to reflect the announced dividend distribution by each of the two companies: (i) Telefónica announced a dividend of Euros 0.250 per share that will be paid on 12 May 2006 prior to the merger and (ii) Telefónica Móviles declared a cash dividend of Euros 0.205 per share and two extraordinary dividends of Euros 0.085 and of Euros 0.350 representing a total of Euros 0.435 per share. All these dividends, pending the corresponding approval, will be distributed on 21 July 2006, prior to the Merger Transaction.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix I

Credit Suisse has also performed these analyses making no dividend-related adjustment to Telefónica’s share price and adjusting Telefónica Móviles share price only by the proposed extraordinary dividend of Euros 0.435 that Telefónica Móviles plans to distribute prior to the merger.

Given that the results obtained with the aforementioned dividend adjustments to the prices of Telefónica and Telefónica Móviles shares do not materially differ, Credit Suisse has focused on the methodology mentioned in the previous paragraph for the purposes of this financial summary. As such, all the prices of Telefónica Móviles shown below are adjusted only for the extraordinary cash dividend of Euros 0.435 per share.

Historical Share Price Range

Credit Suisse has reviewed the historic closing share prices of Telefónica and Telefónica Móviles and has performed an analysis based on volume weighted average prices over selected time periods (for purposes of this analysis the Telefónica Móviles share prices have been adjusted for the extraordinary dividend of Euros 0.435):

	Telefónica	Telefónica Móviles(1)	Implied exchange ratio(2)
(Weighted average)
Current price (24/3/2006)	€13.26	€10.49	0.791
Price prespeculation (14/3/2006)	13.40	9.64	0.719
1 week average	13.36	9.56	0.716
1 month average	13.13	9.40	0.716
6 month average	13.02	8.77	0.674
12 month average	13.13	8.63	0.657
Price pre market speculation (9/2/2006)(3)	12.80	8.65	0.675
I month average	12.62	8.61	0.682
Price pre O2 acquisition (28/10/2005)	13.62	8.21	0.602
1 month average	13.81	8.40	0.609
Telefónica Móviles IPO (22/11/2000)	15.57	10.57	0.679

Source: FactSet

Note:	Not adjusted for annual dividends of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the proposed merger, as the impact on exchange ratios is not significant

(1)	Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

(2)	Number of Telefónica shares per Telefónica Móviles share.

(3)	Merrill Lynch issued a research note on Telefónica Móviles on 10 February, Telefónica Móviles share price rose by 3.5% that day.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix I

This analysis implies an exchange ratio range of 0.60 to 0.72 considering prices prespeculation of Telefónica and Telefónica Móviles. The exchange ratio has been calculated by dividing Telefónica Móviles share prices adjusted for the extraordinary dividend by Telefónica’s corresponding share prices.

Equity Research Analysts’ Price Targets

Credit Suisse has reviewed certain equity research target prices published since January 2006 for Telefónica and Telefónica Móviles and has adjusted Telefónica Móviles’s target prices for the extraordinary dividend. These target prices reflect each analyst’s estimate of the future public market trading prices of Telefónica and Telefónica Móviles ordinary shares, and result in the following exchange ratios (for purposes of this analysis, the Telefónica Móviles share prices have been adjusted for the extraordinary dividend of Euros 0.435 per share):

	Telefónica	Telefónica Móviles(1)	Implied exchange ratio(2)
Average	€14.48	€9.11	0.629
Median	14.28	9.07	0.635
High	14.25	10.07	0.706
Low	16.00	9.27	0.579

Note:	Not adjusted for annual dividends of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the proposed Merger Transaction the impact on the exchange ratio is not significant.

(1)	Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

(2)	Number of Telefónica shares per Telefónica Móviles share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Telefónica or Telefónica Móviles ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Telefónica and Telefónica Móviles as well as future financial market conditions.

Comparable company Sum-of-the-parts (SOTP) analysis

Credit Suisse has performed a sum-of-the-parts comparable listed companies analysis for Telefónica and Telefónica Móviles and has compared certain financial information of Telefónica and Telefónica Móviles with financial projections in published reports of equity research analysts for other companies that share similar business models to those businesses of Telefónica and Telefónica Móviles.

Credit Suisse performed this analysis based on publicly available information for Telefónica and Telefónica Móviles. For all significant Telefónica business units, including Telefónica Móviles and its major subsidiaries, Credit Suisse used forecasts based on equity research reports published by a selected number of brokers that cover these stocks with a similar level of detail arriving at a “consensus”. Credit Suisse has also performed this analysis using public information for Telefónica and internal financial forecasts for Telefónica Móviles (provided by Telefónica).

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix I

Some of the key companies used in this comparison are:

•	For Telefónica business: British Telecom, European telecom operators (Deutsche Telekom, Eircom, France Telecom, Telecom Italia), Latin American land line operators (Brazil Telecom, CTC Chile, Embratel, Telesp, Telmex) and European and South American mobile phone operators (see following paragraph); and

•	For Telefónica Móviles business: European mobile phone operators (Cosmote, Mobistar, Vodafone) and South American mobile phone operators (America Movil, Telesp Cellular, TIM Participaçôes).

The results of these approaches are as follows (for the purposes of this analysis the Telefónica Móvile share price has been adjusted for the extraordinary dividend of Euros 0.435):

	Telefónica	Telefónica Móviles(1)	Implied exchange ratio(2)
Comparable companies - consensus	€11.11 €14.99	€8.28 €9.82	0.745 - 0.655
Comparable companies - consensus + Telefónica Móviles management projections(3)	€11.70 €15.69	€8.98 €10.64	0.767 - 0.678

Note:	No adjustment for annual dividend of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the Merger Transaction as the impact on the exchange ratio is not significant.

(1)	Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

(2)	Number of Telefónica shares per Telefónica Móviles share.

(3)	Consensus financial projections except for projections for the Móviles Group companies which have been prepared by management of Telefónica Móviles and provided by Telefónica.

No company used in the comparable company analysis is identical to Telefónica or Telefónica Móviles. Credit Suisse considers that this analysis is not particularly relevant given that there are no true listed comparables for Telefónica and Telefónica Móviles component businesses.

Discounted Cash Flow Analysis – Sum-of-the-parts (SOTP)

Credit Suisse has conducted this analysis based on (i) individual DCFs for the main business operations for both Telefónica and Telefónica Móviles and (ii) equity analyst target prices for listed subsidiaries of Telefónica and Telefónica Móviles and (iii) certain weighted average capital cost (WACC) ranges and perpetual growth rates. Credit Suisse also applied this methodology using internal projections prepared by management of Telefónica Móviles (and provided by Telefónica).

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix I

The implied exchange ratio between Telefónica and Telefónica Móviles’ share prices are as follows (for the purposes of this analysis, the Telefónica Móviles share prices have been adjusted for extraordinary dividends of Euros 0.435 per share):

Sum-of-the-parts	Telefónica	Telefónica Móviles(1)	Implied exchange ratio(2)
DCF - “Consensus”	€13.14 €18.21	€8.40 €10.81	0.640 - 0.594
DCF - “Consensus” + internal Telefónica Móviles projections(3)	€15.05 €20.62	€10.66 €13.65	0.708 - 0.662

Note:	No adjustment for annual dividend of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the Merger Transaction as the impact on the exchange ratio is not material

(1)	Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

(2)	Number of Telefónica shares per Telefónica Móviles share .

(3)	Consensus financial projections except for the projections for Móviles Group companies which have been prepared by management of Telefónica Móviles and provided by Telefónica.

Discounted Cash Flow Analysis

Credit Suisse has also conducted a discounted cash flow analysis at both Telefónica and Telefónica Móviles group level using financial projections in publicly available information to arrive at a “consensus”. For this methodology Credit Suisse has assumed a WACC range from 9.25% to 9.75% for Telefónica and from 9.75% to 10.25% for Telefónica Móviles and a perpetual growth rate range of 1.0% to 2.0% for Telefónica and 2.0% to 3.0% for Telefónica Móviles (for the purposes of this analysis prices of the Telefónica Móviles shares have been adjusted for the extraordinary dividend of Euros 0.435).

	Telefónica	Telefónica Móviles(1)	Implied exchange ratio(2)
DCF Group	€12.53 €16.96	€8.61 €10.73	0.687 - 0.632

Note	: No adjustment for annual dividend of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the Merger Transaction as the impact on the exchange ratio is not material.

(1)	Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

(2)	Number of Telefónica shares per Telefónica Móviles share.

Possible Benefits

Credit Suisse has discussed possible synergies with Telefónica that could be generated as a result of the merger, especially related with cost savings and reduction in investments (especially in IT systems and infrastructure). Taking into consideration the possible synergies that could arise on the Transaction based on Telefónica’s assumptions, the 0.800 exchange ratio offered would fall within the range of exchange ratios calculated under all of the methodologies described above.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

This Appendix should be read in conjunction with the

KPMG Auditores, S.L. report dated 10 May 2006

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

With the advice of Morgan Stanley, Telefónica Móviles performed the required work to evaluate Telefónica and Telefónica Móviles for the purposes of the planned merger transaction and based thereon and following negotiation with Telefónica, it decided the financial terms of the merger.

Telefónica Móviles contracted Morgan Stanley and Lehman Brothers, to both issue fairness opinions on the Transaction.

Morgan Stanley and Lehman Brothers carried out financial analyses of the companies involved in the merger as part of their work in relation to the preparation of the fairness opinions.

As summary of the analyses applied by each company, shown separately, follows:

1	Summary of financial analyses performed by Morgan Stanley

The following is a brief summary of the relevant financial analyses performed by Morgan Stanley in connection with the issuance of its fairness opinion dated 29 March 2006. Some of these summaries of the financial analyses include information presented in tabular format. To gain a full understanding of the financial analyses used by Morgan Stanley the tables should be read together with the text to each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical share price ranges

Morgan Stanley reviewed the range of closing prices of Telefónica and Telefónica Móviles ordinary shares during different periods ended 28 March 2006. Morgan Stanley observed the following price ranges:

Period ended 28 March 2006	Telefónica	Telefónica Móviles
Current	€13.00	€10.74
Last seven days	€13.00 - €13.27	€10.74 - €10.95
Last thirty days	€13.00 - €13.47	€ 9.75 - €10.95
Last three months	€12.22 - €13.47	€ 8.80 - €10.95
Last six months	€12.22 - € 14.11	€ 8.53 - €10.95
Last twelve months	€12.22 - € 14.11	€ 8.35 - €10.95
Since Telefónica Móviles IPO (22 November 2000)	€ 6.79 - €18.11	€ 4.90 - €11.09

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

Comparable company sum-of-the-parts analysis

Morgan Stanley compared certain financial information of Telefónica and Telefónica Móviles with publicly available consensus financial forecasts for other companies that shared similar business characteristics to Telefónica and Telefónica Móviles.

Morgan Stanley used the sum-of-the-parts comparable valuation for both Telefónica and Telefónica Móviles, valuing the major assets of both Companies. The value of Telefónica Móviles has been estimated as the sum of the value of its Spanish and Latin American businesses. To estimate the value of Telefónica Morgan Stanley considered the sum of the parts of Telefónica Móviles and the Spanish and Latin American land line businesses of Telefónica plus the value of its other minority interests.

This comparison included the following companies:

i)	For Telefónica Móviles España: Cosmote.

ii)	For Telefónica Móviles Latinoamérica: America Movil, Millicom.

iii)	For Telefónica: Deutsche Telekom, France Telecom, Telecom Italia.

For the purpose of this analysis, Morgan Stanley analysed the ratio of aggregate value (defined as market capitalisation plus total debt less cash and cash equivalents, plus other adjustments) to estimated EBITDA for 2006 of the companies comprising the Telefónica and Telefónica Móviles groups. Morgan Stanley applied this multiple to the 2006 forecast EBITDA of Telefónica and Telefónica Móviles group companies, using as sources of information for Telefónica publicly available consensus financial forecasts and for Telefónica Móviles financial forecasts prepared by management of Telefónica Móviles.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

Based on Telefónica’s and Telefónica Móviles current outstanding ordinary shares and options, Morgan Stanley estimated the implied value per Telefónica and Telefónica Móviles ordinary share, respectively, as of 28 March 2006 as follows:

Calendar Year Financials	Aggregate value range (€Bn)	Implied AV/EBITDA 2006E (x)	Implied share price range (€)
Telefónica Móviles group Total value to estimated 2006 EBITDA	50.2 – 58.7	7.7 - 9.1	10.19 - 12.16
Telefónica group Total value to estimated 2006 EBITDA	121.4 - 134.3	6.1 - 6.8	14.34 - 17.07

No company used in the comparable companies analysis is identical to Telefónica or Telefónica Móviles. In evaluating comparable companies, Morgan Stanley made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telefónica or Telefónica Móviles, such as the impact of competition on the businesses of Telefónica or Telefónica Móviles and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Telefónica or Telefónica Móviles or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley calculated the range of equity values per ordinary share of Telefónica and Telefónica Móviles based on the sum-of-the-parts discounted cash flow analysis.

With respect to Telefónica Móviles, Morgan Stanley relied on Telefónica Móviles’ financial projections provided by the management of Telefónica Móviles from 2006 to 2009. Morgan Stanley also assumed that the existing relationship between Telefónica and Telefónica Móviles already captured synergies identified by Telefónica Móviles and that a merger would not improve the capacity to capture any material synergies. In arriving at a range of equity values per share of Telefónica Móviles ordinary shares, Morgan Stanley calculated the individual values of Telefónica Móviles’ assets in each country (Spain, Chile, Colombia, Ecuador, Mexico, Morocco, Nicaragua, Panama, Peru, Guatemala, El Salvador, Argentina, Uruguay, Venezuela and Brazil.) Country-by-country terminal values were calculated by applying a range of perpetual growth rates, including a mid-point rate of 2.0% for Spain and a mid-point average rate of 4.0% for the Latin American countries. The unlevered free cash flows (EBITDA, increased by investments in net working capital and decreased by capital investment and tax expenses) from 2006 to 2009 and the terminal value were then discounted to present values using different discount rates on a country-by-country basis, including a mid-point rate of 8.4% for Spain and a mid-point average rate of 13.9% for the Latin American countries.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

With respect to Telefónica, Morgan Stanley relied on publicly available consensus financial forecasts from 2006 to 2010 from publicly available equity research analyst reports for the valuation of Telefónica’s fixed-line business, which was then added to the value of Telefónica Móviles and the value of Telefónica’s other minority holdings to obtain the aggregate value of the Telefónica group. In arriving at a range of equity values per share of Telefónica ordinary shares, Morgan Stanley calculated the terminal value by applying a mid-point perpetual negative growth rate of (1.5%) for the domestic fixed-line business and of 1.0% for the fixed-line Latin American business. The unlevered free cash flows from 2006 to 2010 and the terminal value were then discounted to present values using mid-point discount rates of 8.5% for the domestic fixed-line business and of 13.0% for the Latin American land-line business.

The following table summarizes the results of Morgan Stanley’s analysis

Key Assumptions	Implied Aggregate Value (€Bn)	Implied Equity Value (€Bn)	Implied Share Price (€)

Telefónica Móviles: mid-point perpetual growth rates of 2.0% for Spain and 4.0% average for Latin America and mid-point discount rates of 8.4% for Spain and 13.9% average for Latin America	64,6 – 70,1	58,5 - 64,0	13,51 - 14,79

Telefónica: mid-point perpetual growth rates of (1.5%) for Spanish Fixed Line and of 1.0% average for Latin America Fixed Line and mid-point discount rates of 8.5% for Spanish Fixed Line and of 13.0% average for Latin America Fixed Line	130,1 - 139,2	76,5 - 85,6	16,16 - 18,11

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed and analysed future public market trading price targets for Telefónica and Telefónica Móviles ordinary shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Telefónica and Telefónica Móviles ordinary shares. The range of equity analyst price targets reviewed for Telefónica and Telefónica Móviles were Euros 12.70 - Euros 15.20 and Euros 9.30 – Euros 10.82, respectively.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Telefónica or Telefónica Móviles ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Telefónica and Telefónica Móviles and future financial market conditions.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

Exchange Ratio Analysis

Morgan Stanley reviewed the ratios of the volume weighted average prices of Telefónica ordinary shares divided by the corresponding volume weighted average prices of Telefónica Móviles ordinary shares over various periods ended 28 March 2006. Morgan Stanley compared the 1.25 exchange ratio, as set forth in Telefónica’s original proposal on Friday 17 March 2006 to the various implied exchange ratios. Morgan Stanley also compared the ratios of the prices of Telefónica and Telefónica Móviles ordinary shares implied by the sum-of-the-parts comparable companies analysis, the sum-of-the-parts discounted cash flow analysis and by future public market trading price targets for Telefónica and Telefónica Móviles prepared and published by equity research analysts.

The following table presents the results of this analysis:

				Implied Price for Telefónica Móviles(1)
Period	Telefónica Price (€)	Telefónica Móviles Pr. (€)	Exchange Ratio	Including Dividends	Excluding Dividends(2)
Share price development
Since Telefónica Móviles IPO (22-Nov-2000)	11,70	8,58	1,364	9,53	9,56
Last twelve months’ average	13,13	9,35	1,404	9,26	9,28
Last six months’ average	12,98	9,64	1,346	9,65	9,67
Last thirty days’ average	13,24	10,59	1,250	10,40	10,40
Current as on 28-March-2006	13,00	10,74	1,210	10,74	10,74
Telefónica offer
4 Telefónica shares for every 5 shares of Telefónica Móviles	13,00	—	1,250	10,40	10,41
Sum-of-the-parts valuation trading multiples (midpoint)
2006 E	15,71	11,17	1,406	9,24	9,27
2007E	15,73	11,28	1,394	9,32	9,35
Discounted cash flow (midpoint)
Sum-of-the-parts discounted cash flow	17,14	14,15	1,211	10,73	10,73
Broker valuation (midpoint)
Broker target prices	13,95	10,06	1,387	9,37	9,40

(1)	Based on Telefónica share price of Euros 13.00 at 28 March 2006.

(2)	Dividend per share of Euros 0.205 for Telefónica Móviles shareholders and Euros 0.25 for Telefónica shareholders, payable on 21 July 2006 and 12 May 2006, respectively.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

2	Summary of financial analyses performed by Lehman Brothers

The following is a summary of the relevant financial analyses used by Lehman Brothers in connection with providing its opinion to Telefónica Móviles’ Board of Directors.

Certain of the summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses performed by Lehman Brothers, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole.

Considering any one portion of such analyses and of the factors considered, without taking into account all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers opinion.

In order to assess the fairness of the exchange ratio offered by Telefónica, Lehman Brothers has compared:

•	The trading value of Telefónica Móviles and the key transaction comparables to the price being offered based to the market value of Telefónica share and

•	The fundamental value of Telefónica Móviles based on DCF with an estimate of the equivalent fundamental value of Telefónica calculated using similar methodology.

Lehman Brothers also reviewed the value of the Telefónica share against trading comparables and brokers´ views on value to confirm that the market value of the Telefónica share is a reasonable basis for valuing the offer according to the market valuation.

Finally, Lehman Brothers has carried out an analysis of the relative value of the Telefónica Móviles and Telefónica share price over time.

Lehman Brothers analysis is based upon Telefónica Móviles’s management projections for the business. These projections reflect the management team’s best estimations of the future development of the various units. In this assessment Lehman Brothers has performed:

•	A DCF valuation of Telefónica Móviles based on its business plan for the years 2006 to 2009, and an extrapolation for 2010.

•	A DCF valuation of Telefónica largely based on market forecasts for its businesses other than Telefónica Móviles.

Based on its conversations with Management, Lehman Brothers understands that no significant synergies will be derived from the merger.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

Telefónica Móviles Sum-of-the-Parts Analysis

Lehman Brothers reviewed the stand-alone valuation of Telefónica Móviles applying a sum-of-the-parts approach, using different valuation methodologies depending on the type of asset. For Telefónica Móviles’ cash position, Lehman Brothers used book values as of 31 December 2005. For Telefónica Móviles’ operating assets and joint venture interests, Lehman Brothers used discounted cash flow valuation, pursuant to which forecast free cash flows attributable to such assets were discounted to net present value by weighted cost of capital rates. Lehman Brothers also observed other potential sources of value, such as available tax credits, tax deductibility of goodwill amortization, and deductions from exporting activities.

The result of Lehman Brother’s sum-of-the-parts analysis is a price of Euros 13.84 per Telefónica Móviles share. The implied value per Telefónica Móviles ordinary share amounted to Euros 13.40, after considering the extraordinary dividend.

In addition to being valued on a discounted cash flow basis, as a supplemental comparison, Telefónica Móviles’ Spanish and Latin America operating assets were also valued by using a comparable transactions and companies approach, pursuant to which multiples derived from implied values from transactions involving companies in comparable businesses and from comparable quoted companies were applied to the projected EBITDA of Telefónica Móviles’ Spanish and Latin American businesses provided by management.

Telefónica Móviles Comparables Valuation Analysis

In order to value Telefónica Móviles, Lehman Brothers selected the following comparable companies and transactions:

•	Comparable companies:

•	Spain: based on major European mobile phone operators (Vodafone, Cosmote y Mobistar).

•	Latin American Assets: based on multiples of prices in companies in the Latin American mobile phone sector (America Movil, Telesp Celular, Telemig Celular, TIM Participaçôes).

Lehman Brothers applied the average multiple of the listed companies’ enterprise values to forecast EBITDA for each 2006 and 2007 to Telefónica Móviles forecast EBITDA for those years to calculate implied values for Telefónica Móviles, and then made adjustments to these values for other assets and liabilities. The results of this analysis were implied equity values of Euros 9.8 to Euros 10.0 per Telefónica Móviles ordinary share based on Telefónica Móviles forecasts for 2006 and 2007, respectively.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

•	Comparable Transactions:

•	Spain: Lehman Brothers selected the major western European transactions from the last 18 months (Telefónica/ O2, FT/ Amena, TI/ TIM). The range has been selected by excluding the high and the low multiples. In the low end of the range, Lehman Brothers has also excluded the value of Telefónica Móviles’ tax credits on the basis that each of the comparable transactions ascribed significant value to tax assets or synergies which are therefore represented in the overall comparable multiple.

•	Latin American Assets: Lehman Brothers has selected the major Latin American mobile transactions since the end of 2004. By excluding the high/ low end of the range, Lehman Brothers valuation is based on the TIM Peru transaction with América Móvil and Telefónica Móviles with Bellsouth.

Lehman Brothers applied the average multiple of the enterprise values to prior last twelve months EBITDA to Telefónica Móviles forecast EBITDA for 2006 to calculate the implied value for Telefónica Móviles, and then made adjustments to these values for other assets and liabilities. The results of this analysis were implied equity values of Euros 9.1 to Euros 12.2 per Telefónica Móviles ordinary share based on Telefónica Móviles forecasts for 2006.

Broker Views

Lehman Brothers reviewed brokers’ target prices for Telefónica Móviles ordinary shares in reports published between 1 February 2006 and 9 March 2006. The average of these target prices was Euros 9.9 per share and the median was Euros 10.2.

Historical Share Price Performance

Lehman Brothers reviewed the historical share price performance and trading volumes of Telefónica Móviles ordinary shares since its Initial Public Offering on 22 November 2000. Lehman Brothers also calculated the average market price of Telefónica Móviles ordinary shares for the one-month, three-months, six months and one-year periods prior to 16 March 2006. The following table sets forth the results of this analysis:

Period	Average share price (€)
Since IPO	8.1
Last 12 Months	9.1
Last 6 Months	9.1
Last 3 Months	9.5
Last Month	10.2

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

Telefónica Market Valuation Analysis

Historical Share Price Performance

Lehman Brothers reviewed the historical share price performance and trading volumes of Telefónica ordinary shares since Telefónica Móviles Initial Public Offering on 21 November 2000. Lehman Brothers also calculated the average market price of Telefónica ordinary shares for the one-month, three-months, six months and one-year periods prior to 16 March 2006. The following table sets forth the results of this analysis:

Period	Average share price (€)
Since IPO	11.8
Last 12 Months	13.2
Last 6 Months	13.2
Last 3 Months	12.9
Last Month	13.2

Broker Views

Lehman Brothers reviewed brokers’ target prices for Telefónica ordinary shares in reports published between 22 February 2006 and 9 March 2006. The average of these target prices was Euros 14.8 per share and the median was Euros 15.0.

Telefónica Sum-of-the-Parts Valuation Analysis

Lehman Brothers reviewed the stand-alone valuation of Telefónica on the basis of a sum-of-the-parts approach, applying different valuation methodologies depending on the type of asset. For Telefónica’s cash position, Lehman Brothers used book values published by the Company as of 31 December 2005. For Telefónica’s operating assets, Lehman Brothers used discounted cash flow valuation, pursuant to which forecast free cash flows attributable to such assets were discounted to net present value by weighted cost of capital rates, with the exception of O2, which has been valued at the acquisition price, and the interests in TPI, Portugal Telecom, and China Netcom which have all three been valued at market value. Lehman Brothers also observed other potential sources of value, such as available tax credits and tax deductibility of goodwill amortization.

The result of Lehman Brother’s sum-of-the-parts analysis was an implied value per Telefónica ordinary share of Euros 17.81.

Adjusted Broker Views

Lehman Brothers recalculated the brokers’ target prices, replacing broker valuation for Telefónica Móviles, where available, with the discounted cash flow value for Telefónica Móviles based on management projections.

The average of these adjusted target prices was Euros 18.01 per share and the median was Euros 17.82.

Telefónica, S.A.

Telefónica Móviles, S.A.

Independent Expert Report

Appendix II

Relative Valuation: Exchange Ratio Analysis

Lehman Brothers performed a relative analysis of the historical share price performance for both Telefónica Móviles and Telefónica by comparing market prices of Telefónica Móviles ordinary shares to market prices of Telefónica ordinary shares during the period from 16 March 2006 to 24 March 2006. Lehman Brothers also calculated the average ratio of the market price of a Telefónica ordinary share to the adjusted price of a Telefónica Móviles ordinary share for the month prior to the offer, the six-month period from September 2005 to March 2006, and the one-year period from March 2005 to March 2006. The following table sets forth the results of this analysis:

Period	Average Ratio
Last 12 months	1,46
Last 6 months	1,43
Last month	1,33
Since Telefónica offer (16-Mar-2006)	1,21

Lehman Brothers also calculated the average ratio using relative fundamental valuations, implying average exchange ratios of 1.24 to 1.34 excluding the Euros 0.435 per extraordinary share dividend, and 1.28 to 1.38 considering the dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 17, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel